
601
MEDICAL PARK 1
MEDICAL PARK 1
EMERGENCY

Watkins MOB
Richmond, VA
Acquired April 2021

Earnings Release and Supplemental Report

First Quarter 2021

Healthpeak®
PROPERTIES



Hayden Research Campus
Lexington, MA

TABLE OF
Contents

Healthpeak Reports First Quarter 2021 Results

DENVER, May 4, 2021 - Healthpeak Properties, Inc. (NYSE: PEAK) today announced results for the first quarter ended March 31, 2021.

FIRST QUARTER 2021 FINANCIAL PERFORMANCE AND RECENT HIGHLIGHTS

– Net income of $0.27 per share, NAREIT FFO of $0.07 per share, FFO as Adjusted of $0.40 per share and blended Total Same-Store Portfolio Cash (Adjusted) NOI growth of 4.3%

– From our February 9, 2021 earnings release through April 30, 2021, closed on an additional $1 billion of senior housing sales including 31 SHOP assets at a blended 2.6% annualized trailing 3-month cap rate

  ▪ $564 million sale of a 12-property SHOP portfolio, totaling 1,043 units, operated by Oakmont Senior Living

  ▪ $334 million sale of a 10-property SHOP portfolio, totaling 1,428 units, operated by Discovery Senior Living and the sale of 2 loans and 2 preferred equity investments generating additional proceeds of $21 million

  ▪ Through 5 separate transactions, sale of 9 SHOP properties totaling 879 units generating total proceeds of $114 million. The operators of the SHOP properties include Sonata (5), Milestone, Sunrise Senior Living, Capital Senior Living and Brookdale Senior Living.

– Acquisitions:

  ▪ Acquired a 14-property medical office portfolio with 833,000 square feet for $371 million, an approximately 80,000 square foot on-campus medical office building in Denver, Colorado for $38 million and a 48,000 square foot on-campus medical office building in Nashville, Tennessee for $13 million

  ▪ Closed on the first phase of the previously announced acquisition of 12 acres of land in South San Francisco, California for $61 million

– Development:

  ▪ Completed 75 Hayden, a 100% leased, 214,000 square foot life science development in Lexington, Massachusetts

  ▪ Announced commencement of Nexus on Grand development in South San Francisco, California and densification of Callan Ridge in Torrey Pines, California

– Balance sheet:

  ▪ Completed the previously announced repayment of $1.45 billion senior unsecured notes due in 2023 and 2024 and announced the tender of up to $550 million of additional senior unsecured notes due in 2025

– The Board of Directors declared a quarterly common stock cash dividend of $0.30 per share to be paid on May 21, 2021, to stockholders of record as of the close of business on May 10, 2021

– Named to the Bloomberg Gender-Equality Index for the second consecutive year and named a Women's Forum of New York Corporate Champion for the third time

FIRST QUARTER COMPARISON

(in thousands, except per share amounts)	Three Months Ended March 31, 2021		Three Months Ended March 31, 2020	
	Amount	Per Share	Amount	Per Share
Net income (loss), diluted	$ 143,337	$ 0.27	$ 279,979	$ 0.54
NAREIT FFO, diluted	40,233	0.07	173,186	0.34
FFO as Adjusted, diluted	217,331	0.40	228,562	0.45
AFFO, diluted	186,135		209,214	

NAREIT FFO, FFO as Adjusted, AFFO, Same-Store Cash (Adjusted) NOI, Net Debt to Adjusted EBITDAre are supplemental non-GAAP financial measures that we believe are useful in evaluating the operating performance and financial position of real estate investment trusts (see the "Funds From Operations" and "Adjusted Funds From Operations" sections of this release for additional information). See "March 31, 2021 Discussion and Reconciliation of Non-GAAP Financial Measures" for definitions, discussions of their uses and inherent limitations, and reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on the Investor Relations section of our website at http://ir.healthpeak.com/quarterly-results.

SAME-STORE ("SS") OPERATING SUMMARY

The table below outlines the year-over-year three-month SS Cash (Adjusted) NOI growth.

Year-Over-Year Total SS Portfolio Cash (Adjusted) NOI Growth

	Three Month	% of SS
Life science	8.5%	47.9%
Medical office	2.1%	48.9%
CCRC[1]	(16.5%)	3.1%
Total Portfolio[1]	4.3%	100.0%

(1) Excluding government grants received under the CARES Act, Same-Store year-over-year three-month Cash (Adjusted) NOI growth would have been (18.6%) for CCRC and 4.2% for Total Portfolio.

SENIOR HOUSING (SHOP AND NNN) DISPOSITIONS

Continued progress on the sale of $4 billion of senior housing assets:

- Cumulative gross proceeds from closed sales of $3.5 billion since July 2020
  - 105 SHOP assets containing 11,228 units generating gross proceeds of $2.34 billion at a blended 2.9% annualized trailing 3-month cap rate
  - 47 NNN assets containing 4,495 units generating gross proceeds of $1.05 billion at a blended 7.8% annualized trailing 3-month lease yield and a blended 5.5% annualized trailing 3-month EBITDAR yield
  - $138 million from loan sales and repayments
- Purchase and sale agreements and / or offer letters executed on an additional $0.4 billion of senior housing assets

Newly disclosed transactions closed subsequent to our February 9, 2021 earnings release:

- $564 million sale of a 12-property SHOP portfolio, totaling 1,043 units, operated by Oakmont Senior Living
- $334 million sale of a 10-property SHOP portfolio, totaling 1,428 units, operated by Discovery Senior Living and the sale of 2 loans and 2 preferred equity investments generating additional proceeds of $21 million
- Through 6 separate transactions, sale of 2 NNN properties totaling 107 units operated by Next Step Senior Care and 9 SHOP properties totaling 879 units generating total proceeds of $121 million. The operators of the SHOP properties include Sonata (5), Milestone, Sunrise Senior Living, Capital Senior Living and Brookdale Senior Living.

Previously disclosed transactions closed during the first quarter include:

- $664 million sale of a 32-property SHOP portfolio, totaling 3,235 units, operated by Sunrise Senior Living. Seller financing of $410 million was provided to the purchaser.
- $510 million sale of a 24-property NNN portfolio, totaling 2,552 units, operated by Brookdale Senior Living. As part of this transaction, Healthpeak was relieved of the remaining $30 million cap-ex obligation.
- $230 million sale of a portfolio of 16 SHOP properties, totaling 1,801 units, located predominantly in Texas. The operators include Capital Senior Living (7), Atria Senior Living (6) and Life Care Services (3). Seller financing of $150 million was provided to the purchaser.
- $132 million sale of an 8-property NNN portfolio, totaling 790 units, operated by Harbor Retirement Associates

Previously disclosed transactions closed in 2020 include:

- $358 million sale of a 10-property NNN portfolio, totaling 702 units, operated by Aegis Senior Living
- $312 million sale of a 12-property SHOP portfolio, totaling 1,561 units, operated by Atria Senior Living. Seller financing of approximately $60 million was provided to the purchaser.
- Through 7 separate transactions, $168 million of sales of 14 SHOP properties and 3 NNN properties, totaling 1,625 units. The operators include Atria Senior Living (7), Capital Senior Living (3), Sunrise Senior Living (3), Saber (2), Elmcroft by Eclipse (1), and LCB (1).
- $109 million sale of the 620 Terry development loan

ACQUISITION UPDATE

14-PROPERTY MOB PORTFOLIO

In April, Healthpeak acquired a 14-property, 833,000 square foot MOB portfolio for $371 million in an off-market transaction. The portfolio is 89% occupied with a weighted average lease term of 6.8 years. 100% of the portfolio is on-campus or affiliated with investment grade health system tenants including Bon Secours Mercy Health, Inova Health System, NorthShore University HealthSystem, Fairview Health Services and PeaceHealth. The portfolio is primarily located in top 25 MSAs including Minneapolis, Chicago, Philadelphia, Washington D.C., Los Angeles and Dallas. The blended cash capitalization rate is approximately 5.2% at closing, and high 5% upon stabilization.

Healthpeak has also entered into an option agreement to acquire approximately $150 million of additional MOBs with health system affiliations, which it may elect to exercise within six months post-closing.

SKY RIDGE CAMPUS MOB

In April, acquired a recently-developed 80,000 square foot MOB located on HCA's Sky Ridge Medical Center campus ("Sky Ridge") in Denver, Colorado for $38 million in an off-market transaction, representing a cash capitalization rate of approximately 5.5% upon lease-up and stabilization. This brings Healthpeak's on-campus MOB ownership at Sky Ridge to 420,000 square feet.

CENTENNIAL CAMPUS MOB

In February, acquired a 48,000 square foot on-campus MOB located on HCA's TriStar Centennial campus in Nashville, Tennessee for $13 million in an off-market transaction, representing a stabilized cash capitalization rate of 6%. This highly strategic property brings total Healthpeak-owned MOBs on the campus to 662,000 square feet and provides additional leasing flexibility to accommodate tenant growth over time.

SOUTH SAN FRANCISCO LAND

In April, closed on the first phase of the previously announced acquisition of 12 acres of land in South San Francisco, California for $61 million in an off-market transaction. Healthpeak is under contract to acquire the remaining parcels for an additional $67.5 million.

The 12 acre site is adjacent to Healthpeak's Forbes Research land, and the combination of the two sites, to be branded as "Vantage," forms a contiguous 20 acres, enabling the development of a multi-phase, scalable campus totaling 1 million square feet or more, subject to final entitlements.

DEVELOPMENT UPDATES

75 HAYDEN DEVELOPMENT COMPLETION

In the first quarter, Healthpeak completed construction of the remaining 121,000 square feet at 75 Hayden in the Lexington submarket of Boston, Massachusetts. The $151 million, 214,000 square foot building is 100% leased and 86% occupied. Occupancy of the remaining 30,000 square feet is expected in the second quarter. With the addition of 75 Hayden, the Hayden Research Campus now totals approximately 610,000 square feet across three buildings and is 100% leased.

NEXUS ON GRAND

As previously announced, Healthpeak will commence construction of Nexus on Grand located in South San Francisco, California. The $159 million, Class A development will consist of a five-story building totaling approximately 141,000 square feet with an adjacent parking structure. The purpose-built lab building will feature state-of-the-art design, prominent location on East Grand Avenue, flexible and efficient floor plates, and lab-ready building systems that will accommodate life science uses.

CALLAN RIDGE

As previously announced, Healthpeak will proceed with the densification of its Callan Ridge campus located in the Torrey Pines submarket of San Diego. The $135 million project will more than double the current leasable area by replacing an outmoded 90,000 square foot building with a new Class A two-building campus totaling approximately 185,000 square feet. Located in the heart of Healthpeak's 20+ acre Torrey Pines Science Park, Callan Ridge will feature a green roof viewing deck with unparalleled coastal and canyon views, as well as flexible floor plates and building systems designed to support life science uses.

BALANCE SHEET

SENIOR UNSECURED NOTES

As previously announced, during the first quarter, Healthpeak repaid a total of $1.45 billion of senior unsecured notes with maturity dates in 2023 and 2024 with a weighted average coupon of approximately 4%. Total debt extinguishment costs were $164 million, of which $145 million represents mark to market adjustments.

On May 4, using proceeds generated from senior housing sales, commenced tender offers of up to an additional $550 million of senior unsecured notes maturing in 2025 with a weighted average coupon of 3.7%. Pro forma for the $550 million debt repayment, Healthpeak's weighted average debt maturity is 6.5 years with a weighted average interest rate of 3.0%. Healthpeak has no senior unsecured notes maturing until February 2025.

DIVIDEND

On April 29, Healthpeak announced that its Board declared a quarterly common stock cash dividend of $0.30 per share to be paid on May 21, 2021, to stockholders of record as of the close of business on May 10, 2021.

ESG

Healthpeak's position as a leader in environmental, social and governance (ESG) performance continues to be recognized by various organizations around the world. For the second consecutive year, Healthpeak was named to the Bloomberg Gender-Equality Index. Additionally, for the third time, Healthpeak was named a Women's Forum of New York Corporate Champion. More information about Healthpeak's ESG efforts, including a link to our ESG Report, is available on our website at www.healthpeak.com/esg.

2021 GUIDANCE

For full year 2021, we are updating the following guidance ranges:
- Diluted earnings per common share from $1.02 – $1.12 to $0.98 – $1.06
- Diluted NAREIT FFO per share from $1.05 – $1.15 to $1.09 – $1.17
- Diluted FFO as Adjusted per share from $1.50 – $1.60 to $1.53 – $1.61
- Blended Total Portfolio Same-Store Cash (Adjusted) NOI growth from 1.50% – 3.00% to 1.75% – 3.25%

COMPANY INFORMATION

Healthpeak has scheduled a conference call and webcast for Wednesday, May 5, 2021, at 10:00 a.m. Mountain Time (12:00 p.m. Eastern Time) to present its performance and operating results for the first quarter ended March 31, 2021. The conference call is accessible by dialing (888) 317-6003 (U.S.) or (412) 317-6061 (international). The conference ID number is 4124691. You may also access the conference call via webcast in the Investor Relations section of our website at http://ir.healthpeak.com. An archive of the webcast will be available on Healthpeak's website through May 5, 2022, and a telephonic replay can be accessed through May 19, 2021, by dialing (877) 344-7529 (U.S.) or (412) 317-0088 (international) and entering conference ID number 10153846. Our Supplemental Report for the current period is also available, with this earnings release, in the Investor Relations section of our website.

ABOUT HEALTHPEAK

Healthpeak Properties, Inc. is a fully integrated real estate investment trust (REIT) and S&P 500 company. Healthpeak owns and develops high-quality real estate in the three private-pay healthcare asset classes of Life Science, Medical Office and CCRCs. At Healthpeak, we pair our deep understanding of the healthcare real estate market with a strong vision for long-term growth. For more information regarding Healthpeak, visit www.healthpeak.com.

FORWARD-LOOKING STATEMENTS

Statements in this release that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. Examples of forward-looking statements include, among other things: (i) statements regarding timing, outcomes and other details relating to current, pending or contemplated acquisitions, dispositions, transitions, developments, redevelopments, joint venture transactions, leasing activity and commitments, capital recycling plans, financing activities, or other transactions discussed in this release; (ii) the payment of a quarterly cash dividend; (iii) statements regarding the impact of the COVID-19 pandemic on our business, financial condition and results of operations; and (iv) the information presented under the heading "2021 Guidance." Pending dispositions, including those subject to binding agreements, remain subject to closing conditions and may not close within the anticipated timeframes or at all. Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this release, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. These risks and uncertainties include, but are not limited to: the severity and duration of the COVID-19 pandemic; actions that have been taken and may continue to be taken by governmental authorities to contain the COVID-19 outbreak or to treat its impact; the impact of the COVID-19 pandemic and health and safety measures taken to reduce the spread; operational risks associated with third party management contracts, including the additional regulation and liabilities of our RIDEA lease structures; the ability of our existing and future tenants, operators and borrowers to conduct their respective businesses in a manner sufficient to maintain or increase their revenues and manage their expenses in order to generate sufficient income to make rent and loan payments to us and our ability to recover investments made, if applicable, in their operations; the imposition of laws or regulations prohibiting the eviction of our tenants, including new governmental efforts in response to COVID-19; the financial condition of our existing and future tenants, operators and borrowers, including potential bankruptcies and downturns in their businesses, and their legal and regulatory proceedings, which results in uncertainties regarding our ability to continue to realize the full benefit of such tenants' and operators' leases and borrowers' loans; our concentration in the healthcare property sector, particularly in senior housing, life sciences and medical office buildings, which makes our profitability more vulnerable to a downturn in a specific sector than if we were investing in multiple industries; the effect on us and our tenants and operators of legislation, executive orders and other legal requirements, including compliance with the Americans with Disabilities Act, fire, safety and health regulations, environmental laws, the Affordable Care Act, licensure, certification and inspection requirements, and laws addressing entitlement programs and related services, including Medicare and Medicaid, which may result in future reductions in reimbursements or fines for noncompliance; our ability to identify replacement tenants and operators and the potential renovation costs and regulatory approvals associated therewith; the risks associated with property development and redevelopment, including costs above original estimates, project delays and lower occupancy rates and rents than expected; the potential impact of uninsured or underinsured losses, including as a result of hurricanes, earthquakes and other natural disasters, pandemics such as COVID-19, acts of war and/or terrorism and other events that may cause such losses and/or performance declines by us or our tenants and operators; the risks associated with our investments in joint ventures and unconsolidated entities, including our lack of sole decision making authority and our reliance on our partners' financial condition and continued cooperation; competition for the acquisition and financing of suitable healthcare properties as well as competition for tenants and operators, including with respect to new leases and mortgages and the renewal or rollover of existing leases; our or our counterparties' ability to fulfill obligations, such as financing conditions and/or regulatory approval requirements, required to successfully consummate acquisitions, dispositions, transitions, developments, redevelopments, joint venture transactions or other transactions; our ability to achieve the benefits of acquisitions or other investments within expected time frames or at all, or within expected cost projections; the potential impact on us and our tenants, operators and borrowers from current and future litigation matters, including the possibility of larger than expected litigation costs, adverse results and related developments; changes in federal, state or local laws and regulations, including those affecting the healthcare industry that affect our costs of compliance or increase the costs, or otherwise affect the operations, of our tenants and operators; our ability to foreclose on collateral securing our real estate-related loans; volatility or uncertainty in the capital markets, the availability and cost of capital as impacted by interest rates, changes in our credit ratings, the value of our common stock, and other conditions that may adversely impact our ability to fund our obligations or consummate transactions, or reduce the earnings from potential transactions; changes in global, national and local economic and other conditions, including the ongoing economic downturn, volatility in the financial markets and high unemployment rates; our ability to manage our indebtedness level and changes in the terms of such indebtedness; competition for skilled management and other key personnel; our reliance on information technology systems and the potential impact of system failures, disruptions or breaches; our ability to maintain our qualification as a real estate investment trust; and other risks and uncertainties described from time to time in our Securities and Exchange Commission filings. Except as required by law, we do not undertake, and hereby disclaim, any obligation to update any forward-looking statements, which speak only as of the date on which they are made.

CONTACT

Andrew Johns
Vice President – Corporate Finance and Investor Relations
720-428-5400

Healthpeak Properties, Inc.

Consolidated Balance Sheets
In thousands, except share and per share data
(unaudited)

	March 31, 2021	December 31, 2020
Assets		
Real estate:		
Buildings and improvements	$ 11,149,249	$ 11,048,433
Development costs and construction in progress	642,879	613,182
Land	1,865,806	1,867,278
Accumulated depreciation and amortization	(2,508,986)	(2,409,135)
Net real estate	11,148,948	11,119,758
Net investment in direct financing leases	44,706	44,706
Loans receivable, net of reserves of $14,134 and $10,280	740,142	195,375
Investments in and advances to unconsolidated joint ventures	399,841	402,871
Accounts receivable, net of allowance of $3,884 and $3,994	38,879	42,269
Cash and cash equivalents	34,007	44,226
Restricted cash	68,033	67,206
Intangible assets, net	495,919	519,917
Assets held for sale and discontinued operations, net	1,374,507	2,626,306
Right-of-use asset, net	198,426	192,349
Other assets, net	650,518	665,106
Total assets	$ 15,193,926	$ 15,920,089
Liabilities and Equity		
Bank line of credit and commercial paper	$ 1,038,150	$ 129,590
Term loan	249,243	249,182
Senior unsecured notes	4,255,697	5,697,586
Mortgage debt	219,959	221,621
Intangible liabilities, net	138,617	144,199
Liabilities related to assets held for sale and discontinued operations, net	328,167	415,737
Lease liability	184,425	179,895
Accounts payable, accrued liabilities, and other liabilities	697,040	763,391
Deferred revenue	765,946	774,316
Total liabilities	7,877,244	8,575,517
Commitments and contingencies		
Common stock, $1.00 par value: 750,000,000 shares authorized; 538,885,793 and 538,405,393 shares issued and outstanding	538,886	538,405
Additional paid-in capital	10,223,711	10,229,857
Cumulative dividends in excess of earnings	(3,994,562)	(3,976,232)
Accumulated other comprehensive income (loss)	(3,497)	(3,685)
Total stockholders' equity	6,764,538	6,788,345
Joint venture partners	352,986	357,069
Non-managing member unitholders	199,158	199,158
Total noncontrolling interests	552,144	556,227
Total equity	7,316,682	7,344,572
Total liabilities and equity	$ 15,193,926	$ 15,920,089

Healthpeak Properties, Inc.

Consolidated Statements of Operations
In thousands, except per share data
(unaudited)

| | Three Months Ended March 31, | | |
	2021		2020
Revenues:			
Rental and related revenues	$ 327,972	$	282,317
Resident fees and services	116,128		91,780
Income from direct financing leases	2,163		3,269
Interest income	9,013		3,688
Total revenues	455,276		381,054
Costs and expenses:			
Interest expense	46,843		55,691
Depreciation and amortization	157,538		125,112
Operating	181,761		237,377
General and administrative	24,902		22,349
Transaction costs	798		14,563
Impairments and loan loss reserves (recoveries), net	3,242		11,107
Total costs and expenses	415,084		466,199
Other income (expense):			
Gain (loss) on sales of real estate, net	—		2,069
Gain (loss) on debt extinguishments	(164,292)		833
Other income (expense), net	2,200		210,653
Total other income (expense), net	(162,092)		213,555
Income (loss) before income taxes and equity income (loss) from unconsolidated joint ventures	(121,900)		128,410
Income tax benefit (expense)	(8)		29,868
Equity income (loss) from unconsolidated joint ventures	1,323		(11,146)
Income (loss) from continuing operations	(120,585)		147,132
Income (loss) from discontinued operations	270,008		135,408
Net income (loss)	149,423		282,540
Noncontrolling interests' share in continuing operations	(3,306)		(3,463)
Noncontrolling interests' share in discontinued operations	(329)		3
Net income (loss) attributable to Healthpeak Properties, Inc.	145,788		279,080
Participating securities' share in earnings	(2,451)		(1,616)
Net income (loss) applicable to common shares	$ 143,337	$	277,464
Basic earnings (loss) per common share:			
Continuing operations	$ (0.23)	$	0.28
Discontinued operations	0.50		0.27
Net income (loss) applicable to common shares	$ 0.27	$	0.55
Diluted earnings (loss) per common share:			
Continuing operations	$ (0.23)	$	0.28
Discontinued operations	0.50		0.26
Net income (loss) applicable to common shares	$ 0.27	$	0.54
Weighted average shares outstanding:			
Basic	538,679		506,476
Diluted	538,679		515,045

Healthpeak Properties, Inc.

Funds From Operations
In thousands, except per share data
(unaudited)

	Three Months Ended March 31,			
	2021		**2020**	
Net income (loss) applicable to common shares	$	143,337	$	277,464
Real estate related depreciation and amortization[1]		157,538		189,276
Healthpeak's share of real estate related depreciation and amortization from unconsolidated joint ventures		4,453		29,610
Noncontrolling interests' share of real estate related depreciation and amortization		(4,881)		(4,852)
Other real estate-related depreciation and amortization		—		1,237
Loss (gain) on sales of depreciable real estate, net[1]		(259,662)		(164,869)
Healthpeak's share of loss (gain) on sales of depreciable real estate, net, from unconsolidated joint ventures		—		(7,729)
Loss (gain) upon change of control, net[2]		(1,042)		(167,434)
Taxes associated with real estate dispositions		490		(11,876)
Impairments (recoveries) of depreciable real estate, net[1]		—		30,722
NAREIT FFO applicable to common shares		40,233		171,549
Distributions on dilutive convertible units and other		—		1,637
Diluted NAREIT FFO applicable to common shares	$	40,233	$	173,186
Diluted NAREIT FFO per common share	$	0.07	$	0.34
Weighted average shares outstanding - diluted NAREIT FFO		539,016		513,123
Impact of adjustments to NAREIT FFO:				
Transaction-related items[3]	$	4,113	$	92,379
Other impairments (recoveries) and other losses (gains), net[4]		3,242		(33,306)
Restructuring and severance related charges		2,463		—
Loss (gain) on debt extinguishments		164,292		(833)
Litigation costs (recoveries)		—		106
Casualty-related charges (recoveries), net		1,048		—
Foreign currency remeasurement losses (gains)		—		10
Tax rate legislation impact[5]		—		(2,892)
Total adjustments		175,158		55,464
FFO as Adjusted applicable to common shares		215,391		227,013
Distributions on dilutive convertible units and other		1,940		1,549
Diluted FFO as Adjusted applicable to common shares	$	217,331	$	228,562
Diluted FFO as Adjusted per common share	$	0.40	$	0.45
Weighted average shares outstanding - diluted FFO as Adjusted		546,342		513,123

(1) This amount can be reconciled by combining the balances from the corresponding line of the Consolidated Statements of Operations and the detailed financial information in the Discontinued Operations Reconciliation section of this Supplemental Report.

(2) For the three months ended March 31, 2020, includes a $170 million gain upon consolidation of 13 continuing care retirement communities ("CCRCs") in which we acquired Brookdale's interest and began consolidating during the first quarter of 2020. Gains and losses upon change of control are included in other income (expense), net in the Consolidated Statements of Operations.

(3) For the three months ended March 31, 2020, includes the termination fee and transition fee expenses related to terminating the management agreements with Brookdale for 13 CCRCs and transitioning those communities to Life Care Services, LLC, partially offset by the tax benefit recognized related to those expenses. The expenses related to terminating management agreements are included in operating expenses in the Consolidated Statements of Operations.

(4) For the three months ended March 31, 2021 and 2020, includes reserves for loan losses under the current expected credit losses accounting standard in accordance with Accounting Standards Codification 326, *Financial Instruments – Credit Losses ("ASC 326")*. The three months ended March 31, 2020 also includes a gain on sale of a hospital that was in a direct financing lease ("DFL") which is included in other income (expense), net in the Consolidated Statements of Operations.

(5) For the three months ended March 31, 2020, represents the tax benefit from the CARES Act, which extended the net operating loss carryback period to five years.

Healthpeak Properties, Inc.

Adjusted Funds From Operations
In thousands
(unaudited)

	Three Months Ended March 31,		
	2021		**2020**
FFO as Adjusted applicable to common shares	$	215,391	$ 227,013
Amortization of stock-based compensation		4,364	3,987
Amortization of deferred financing costs		2,213	2,582
Straight-line rents		(9,135)	(6,229)
AFFO capital expenditures		(20,710)	(21,791)
Lease restructure payments		377	291
Deferred income taxes		(1,723)	4,787
Other AFFO adjustments		(5,979)	(3,064)
AFFO applicable to common shares		184,798	207,576
Distributions on dilutive convertible units and other		1,337	1,638
Diluted AFFO applicable to common shares	$	**186,135**	$ **209,214**
Weighted average shares outstanding - diluted AFFO		544,517	513,123

Overview[1][2]

As of and for the quarter ended March 31, 2021, dollars, square feet, and shares in thousands, except per share data

	1Q21
Financial Metrics	
Diluted earnings per common share	$0.27
Diluted NAREIT FFO per common share	$0.07
Diluted FFO as Adjusted per common share	$0.40
Dividends per common share	$0.30
Portfolio Real Estate Revenues[3]	$544,580
Portfolio NOI[3][4]	$274,788
Portfolio Cash (Adjusted) NOI[3][4]	$264,752
Portfolio Income[3][4]	$273,766

	% of Total SS	1Q21
Same-Store Cash (Adjusted) NOI Growth		
Life science	47.9%	8.5%
Medical office	48.9%	2.1%
CCRC	3.1%	(16.5%)
Total	**100.0%**	**4.3%**

	1Q21			1Q21
Capitalization		**Debt Ratios**		
Common stock outstanding and DownREIT units	546,212	Financial Leverage		33.0%
Total Market Equity	$17,336,769	Secured Debt Ratio		3.0%
Enterprise Debt	$6,100,346	Net Debt to Adjusted EBITDAre		5.4x
		Adjusted Fixed Charge Coverage		5.0x

	Property Count	Capacity		Occupancy[5]
Portfolio Statistics				
Life science	141	10,233	Sq. Ft.	97.0%
Medical office	286	22,917	Sq. Ft.	90.3%
CCRC[6]	17	8,326	Units	78.7%
Other[7]	19	3,317	Units	72.7%
Senior housing triple-net	9	628	Units	60.2%
SHOP	49	5,308	Units	70.3%
Total	**521**	N/A		N/A

(1) Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the non-GAAP financial measures used in this report can be found at http://ir.healthpeak.com/quarterly-results. Totals throughout this Earnings Release and Supplemental Report may not add due to rounding.

(2) Segments, NOI, and other key performance metrics are inclusive of our share in unconsolidated JVs and exclusive of noncontrolling interest share in consolidated JVs. See the Glossary herein and the Discussion and Reconciliation of Non-GAAP Financial Measures found at http://ir.healthpeak.com/quarterly-results for further information.

(3) 1Q21 includes $5.0 million of government grants under the CARES Act for our SHOP, CCRC, and Other segments, which is included in Other income (expense), net, Equity income/(loss) from unconsolidated joint ventures, and Income (loss) from Discontinued Operations in our Consolidated Statement of Operations, $0.1 million of which relates to properties in Same-Store in our CCRC segment.

(4) 1Q21 includes $4.9 million of identifiable COVID expenses for our SHOP, CCRC and Other segments, $0.9 million of which relates to properties in Same-Store in our CCRC segment.

(5) Occupancy for Life science and Medical office is calculated as of the end of the period presented and is based on square feet. Occupancy for Senior housing and CCRC are calculated on a three-month average and is based on units. Occupancy for Senior housing triple-net is one quarter in arrears, and SHOP and CCRC are based on the most recent three-months available. Occupancy excludes assets held for sale, except Senior housing triple-net and SHOP where it is included for informational purposes since the entire segment is held for sale.

(6) CCRC occupancy as of March 31, 2021 was 80.6% for non-SNF care types (AL, IL, and memory care) and 69.5% for SNF.

(7) Our Other non-reportable segment includes nineteen assets in our unconsolidated SWF SH JV.

Portfolio Summary

As of and for the quarter ended March 31, 2021, dollars in thousands

	Property Count	Weighted Average Age[1]	Portfolio Investment	Portfolio Income
Property Portfolio				
Life science	132	13	$ 6,986,235	$ 119,530
Medical office	278	24	5,173,918	101,156
CCRC	17	30	2,251,444	26,221
Other	17	23	421,567	4,497
Senior housing triple-net	9	15	121,169	5,084
SHOP	48	13	1,447,144	8,264
	501	**19**	**$ 16,401,476**	**$ 264,752**
Developments				
Life science	7	—	$ 428,254	$ —
Medical office	5	—	40,168	—
	12	**—**	**$ 468,422**	**$ —**
Redevelopments[2]				
Life science	2	—	$ 98,474	$ —
Medical office	3	—	2,743	—
Other	2	—	28,095	—
SHOP	1	—	19,007	—
	8	**—**	**$ 148,320**	**$ —**
Debt Investments				
Seller financing loans	—	—	$ 683,126	$ 7,906
Other	—	—	100,820	1,107
	—	**—**	**$ 783,946**	**$ 9,013**
Total				
Life science	141	13	$ 7,512,963	$ 119,530
Medical office	286	24	5,216,829	101,156
CCRC	17	30	2,251,444	26,221
Other	19	23	1,233,609	13,511
Senior housing triple-net	9	15	121,169	5,084
SHOP	49	13	1,466,151	8,264
	521	**19**	**$ 17,802,165**	**$ 273,766**



PORTFOLIO INCOME[3]

$273.8M

- Life science 43.7%
- Medical office 36.9%
- Senior housing triple-net 1.9%
- SHOP 3.0%
- CCRC 9.6%
- Other 4.9%

(1) Age is weighted based on current quarter Portfolio Income excluding assets sold or held for sale except Senior housing triple-net and SHOP where assets held for sale are included for informational purposes since the entire segment is held for sale.

(2) Includes Construction in Process ("CIP") and buildings or portions of buildings placed in Redevelopment. Portfolio Income for Redevelopments is reflected in the Property Portfolio section above.

(3) Our pro rata share information is prepared by applying our actual ownership percentage for the period and is intended to reflect our proportionate economic interest in the financial position and operating results of properties in our portfolio.

Quarter NOI Summary

For the quarter ended March 31, 2021, dollars in thousands

PORTFOLIO NOI SUMMARY

	Portfolio NOI				SS Portfolio NOI		
	Portfolio Real Estate Revenues	Portfolio Operating Expenses	Portfolio NOI		SS Portfolio Real Estate Revenues	SS Portfolio Operating Expenses	SS Portfolio NOI
Life science	$ 171,206	$ (39,866)	$ 131,340		$ 116,655	$ (26,836)	$ 89,819
Medical office	151,990	(48,911)	103,079		131,108	(41,803)	89,304
CCRC	122,125	(95,924)	26,200		18,987	(13,394)	5,593
Other	16,980	(12,595)	4,385		—	—	—
Senior housing triple-net	5,228	(294)	4,934		—	—	—
SHOP	77,052	(72,201)	4,851		—	—	—
	$ 544,580	$ (269,792)	$ 274,788		$ 266,750	$ (82,034)	$ 184,716

PORTFOLIO CASH (ADJUSTED) NOI SUMMARY

	Portfolio Cash (Adjusted) NOI				SS Portfolio Cash (Adjusted) NOI		
	Portfolio Cash Real Estate Revenues	Portfolio Cash Operating Expenses	Portfolio Cash (Adjusted) NOI		SS Portfolio Cash Real Estate Revenues	SS Portfolio Cash Operating Expenses	SS Portfolio Cash (Adjusted) NOI
Life science	$ 159,386	$ (39,857)	$ 119,530		$ 112,671	$ (26,827)	$ 85,845
Medical office	149,434	(48,278)	101,156		128,814	(41,175)	87,639
CCRC	122,133	(95,912)	26,221		18,987	(13,394)	5,593
Other	17,068	(12,571)	4,497		—	—	—
Senior housing triple-net	5,374	(290)	5,084		—	—	—
SHOP	77,095	(68,831)	8,264		—	—	—
	$ 530,490	$ (265,738)	$ 264,752		$ 260,473	$ (81,396)	$ 179,076

THREE-MONTH SS

	Property Count	% of Total SS based on SS Cash (Adjusted) NOI	SS % of Segment based on Cash (Adjusted) NOI	Year-Over-Year				Sequential			
				Occupancy		Growth		Occupancy		Growth	
				1Q21	1Q20	SS NOI	SS Cash (Adjusted) NOI	1Q21	4Q20	SS NOI	SS Cash (Adjusted) NOI
Life science	109	48%	72%	97.7%	95.5%	7.7%	8.5%	97.7%	96.9%	7.7%	2.2%
Medical office	250	49%	87%	92.0%	92.2%	2.3%	2.1%	92.0%	92.3%	2.5%	2.4%
CCRC	2	3%	21%	75.8%	86.4%	(16.5%)	(16.5%) [1]	75.8%	78.0%	(16.1%)	(16.1%)
Total	361	100%	68% [2]			4.1%	4.3% [1]			4.2%	1.6%

(1) Excluding government grants received under the CARES Act, Same-Store year-over-year three-month Cash (Adjusted) NOI growth would have been (18.6%) for CCRC and 4.2% for Total Portfolio.

(2) Total percent of Segment Portfolio Cash (Adjusted) NOI is inclusive of the Senior housing triple-net, SHOP, and Other segments that are not included in Same-Store.

Property Count Reconciliations

As of March 31, 2021

PROPERTY COUNT RECONCILIATION

	Life Science	Medical Office	CCRC	Other	Senior Housing Triple-net	SHOP	Total
Prior Quarter Total Property Count	140	281	17	19	41	98	596
Acquisitions	—	1	—	—	—	—	1
Assets sold	—	—	—	—	(32)	(49)	(81)
New developments	1	1	—	—	—	—	2
Separation of adjacent assets	—	3	—	—	—	—	3
Current Quarter Total Property Count	141	286	17	19	9	49	521
Acquisitions	(5)	(11)	—	—	—	—	(16)
Assets in Development	(7)	(5)	—	—	—	—	(12)
Completed Developments - not Stabilized	(7)	(5)	—	—	—	(2)	(14)
Assets in Redevelopment	(2)	(3)	—	(2)	—	(1)	(8)
Completed Redevelopments - not Stabilized	(6)	(4)	—	—	—	—	(10)
Assets held for sale[1]	—	(8)	(2)	—	(5)	(37)	(52)
Segment conversions	—	—	(13)	(17)	(4)	(8)	(42)
Significant tenant relocation[2]	(4)	—	—	—	—	—	(4)
Assets impacted by casualty event	(1)	—	—	—	—	(1)	(2)
Three-Month SS Property Count	109	250	2	—	—	—	361

SEQUENTIAL SS

	Life Science	Medical Office	CCRC	Other	Senior Housing Triple-net	SHOP	Total
Prior Quarter Three-Month SS Property Count	105	248	—	—	—	—	353
Acquisitions	1	—	—	—	—	—	1
Prior Development/Redevelopment now Stabilized	3	1	—	—	—	—	4
Assets held for sale	—	(2)	—	—	—	—	(2)
Segment conversions	—	—	2	—	—	—	2
Separation of adjacent assets	—	3	—	—	—	—	3
Current Quarter Three-Month SS Property Count	109	250	2	—	—	—	361

(1) Four Senior housing triple-net assets held for sale are reflected in Segment conversions. Twelve SHOP assets held for sale are reflected in the following categories: two Completed Development - not Stabilized, one Redevelopment, one asset impacted by a casualty event, and eight Segment conversions.
(2) Life science assets removed from Same-Store due to significant tenant relocations from buildings that were in Same-Store to buildings that are not in Same-Store, where the relocation results in increased revenues to the Company.

Capitalization

Dollars and shares in thousands, except price per share data

TOTAL CAPITALIZATION

	March 31, 2021				
	Shares		**Value**		**Total Value**
Common stock (NYSE: PEAK)	538,886	$	31.74	$	17,104,242
Convertible partnership (DownREIT) units	7,326		31.74		232,527
Total Market Equity	**546,212**			**$**	**17,336,769**
Consolidated Debt					6,041,221
Total Market Equity and Consolidated Debt	**546,212**			**$**	**23,377,990**
Share of unconsolidated JV debt					59,125
Total Market Equity and Enterprise Debt	**546,212**			**$**	**23,437,115**

COMMON STOCK AND EQUIVALENTS

	Shares Outstanding March 31, 2021	Weighted Average Shares Three Months Ended March 31, 2021			
		Diluted EPS	**Diluted NAREIT FFO**	**Diluted FFO as Adjusted**	**Diluted AFFO**
Common stock	538,886	538,679	538,679	538,679	538,679
Common stock equivalent securities[1]:					
Restricted stock units	1,757	—	337	337	337
Equity forward agreements	—	—	—	—	—
Convertible partnership (DownREIT) units	7,326	—	—	7,326	5,501
Total common stock and equivalents	**547,969**	**538,679**	**539,016**	**546,342**	**544,517**

(1) The weighted average shares represent the current dilutive impact, using the treasury stock method, of 7.3 million DownREIT units and 1.8 million restricted stock units outstanding as of March 31, 2021.

Indebtedness

As of March 31, 2021, dollars in thousands

DEBT MATURITIES AND SCHEDULED PRINCIPAL REPAYMENTS (AMORTIZATION)

	Bank LOC & Commercial Paper[1]	Term Loan[2]	Senior Unsecured Notes		Mortgage Debt		Consolidated Debt	Share of Unconsolidated JV Debt		Enterprise Debt	
			Amounts	Rates %	Amounts	Rates %		Amounts[3]	Rates %	Amounts	Rates %
2021	$ —	$ —	$ —	—	$ 11,572	4.86	$ 11,572	$ —	—	$ 11,572	4.86
2022	—	—	—	—	4,843	3.80	4,843	281	2.93	5,124	3.75
2023	1,038,150	—	—	—	89,874	3.80	1,128,024	497	2.93	1,128,521	0.64
2024	—	250,000	—	—	3,050	3.80	253,050	29,083	2.93	282,133	1.32
2025	—	—	1,350,000	3.93	3,209	3.80	1,353,209	—	—	1,353,209	3.93
2026	—	—	650,000	3.39	102,423	3.53	752,423	—	—	752,423	3.41
2027	—	—	—	—	366	5.91	366	—	—	366	5.91
2028	—	—	—	—	—	—	—	—	—	—	—
2029	—	—	650,000	3.65	—	—	650,000	—	—	650,000	3.65
2030	—	—	750,000	3.14	—	—	750,000	—	—	750,000	3.14
Thereafter	—	—	900,000	4.34	—	—	900,000	—	—	900,000	4.34
	$ 1,038,150	$ 250,000	$ 4,300,000		$ 215,337		$ 5,803,487	$ 29,861		$ 5,833,348	
(Discounts), premium and debt costs, net	—	(757)	(44,303)		4,622		(40,438)	775		(39,663)	
	$ 1,038,150	$ 249,243	$ 4,255,697		$ 219,959		$ 5,763,049	$ 30,636		$ 5,793,685	
Mortgage debt on assets held for sale[4]	—	—	—		278,172		278,172	28,489		306,661	
	$ 1,038,150	$ 249,243	$ 4,255,697		$ 498,131		$ 6,041,221	$ 59,125		$ 6,100,346	
Weighted average interest rate %	0.37	1.10	3.77		3.73 [5]		3.04 [5]	2.93		3.04 [5]	
Weighted average maturity in years	2.1	3.1	7.6		4.3 [5]		6.3 [5]	3.2		6.3 [5]	

(1) The Company has a $2.5 billion unsecured revolving line of credit facility, which matures on May 23, 2023 and contains two six-month extension options. It accrues annual interest at LIBOR plus 82.5 basis points and incurs an annual facility fee of 15 basis points, based on our current unsecured credit rating. Commercial paper borrowings are backstopped by the unsecured revolving line of credit facility. As such, we calculate the weighted average remaining term of our commercial paper borrowings using the maturity date of our unsecured revolving line of credit facility.
(2) The Company has a $250 million term loan, which matures on May 23, 2024. It accrues annual interest at LIBOR plus 90 basis points, based on our current unsecured credit rating.
(3) Reflects pro rata share of mortgage debt in our unconsolidated JVs.
(4) Includes mortgage debt of $306.7 million on assets held for sale that matures between 2021 and 2044.
(5) Excludes the impact of mortgage debt held for sale.

Indebtedness

As of March 31, 2021, dollars in thousands

DEBT STRUCTURE

			Balance	% of Total	Weighted Average Rates %	Weighted Average Years to Maturity
Secured	Fixed rate	$	244,388	4	3.64	4.1
	Floating rate		810	—	1.87	3.2
	Combined	$	**245,198**	**4**	**3.63**	**4.1**
Unsecured	Fixed rate		4,300,000	74	3.77	7.6
	Floating rate		1,288,150 [(1)]	22	0.51	2.3
	Combined	$	**5,588,150**	**96**	**3.02**	**6.4**
Total	Fixed rate		4,544,388	78	3.77	7.4
	Floating rate		1,288,960	22	0.51	2.3
	Combined	$	**5,833,348**	**100**	**3.04**	**6.3**
	(Discounts), premiums and debt costs, net		(39,663)			
		$	**5,793,685**			
	Mortgage debt on assets held for sale[(2)]		306,661			
	Enterprise Debt	$	**6,100,346**			

FINANCIAL COVENANTS[(3)]

	Bank Line of Credit Requirement	Bank Line of Credit Actual Compliance
Leverage Ratio	No greater than 60%	33%
Secured Debt Ratio	No greater than 40%	3%
Unsecured Leverage Ratio	No greater than 60%	35%
Fixed Charge Coverage Ratio (12 months)	No less than 1.50x	4.2x
Tangible Net Worth ($ billions)	No less than $7.0B	$10.3B

CREDIT RATINGS (SENIOR UNSECURED DEBT)

Moody's	Baa1 (Stable)
S&P Global	BBB+ (Stable)
Fitch	BBB+ (Stable)

(1) Includes short term commercial paper borrowings that are backstopped by the Company's unsecured revolving line of credit facility.
(2) Includes mortgage debt of $306.7 million on assets held for sale that matures between 2021 and 2044.
(3) Calculated based on the definitions contained in the credit agreement, which may differ from similar terms used in our consolidated financial statements as provided in our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, or other metrics within this document.

Investment Summary

As of and for the three months ended March 31, 2021, dollars and square feet in thousands

INVESTMENT SUMMARY

	MSA	Date	Capacity	Property Count	Property Type	Three Months Ended March 31, 2021
ACQUISITIONS[1]						
Westview Medical Plaza	Nashville, TN	February	48 Sq. Ft.	1	Medical office	$ 13,400
OTHER INVESTMENTS						
Development fundings						85,048
Redevelopment fundings						21,452
Loan fundings						546,835
Lease commissions - Dev/Redev/Acq						1,999
Total				**1**		**$ 668,734**

ASSETS HELD FOR SALE

Property Type	Capacity	Property Count	Projected Sales Price
Medical office[2]	646 Sq. Ft.	8	$ 275,380
CCRC	891 Units	2	15,876
Senior housing triple-net	628 Units	9	117,190
SHOP	5,308 Units	49	1,266,560
Total[3][4][5]		**68**	**$ 1,675,006**

DISPOSITIONS

	Date	Capacity	Property Count	Property Type	Sales Price	Trailing Cash Yield[6]
Various Brookdale NNN	January	2,552 Units	24	NNN	$ 510,000	
Various SHOP	January	5,036 Units	48	SHOP	893,900	
Various HRA NNN (FL, AL, SC)	February	790 Units	8	NNN	132,000	
Kenmore Senior Living (WA)	February	85 Units	1	SHOP	4,500	
Total			**81**		**$ 1,540,400**	**6.9%**

(1) Subsequent to March 31, 2021, Healthpeak closed on the acquisition of 15 assets for $409 million and a 12 acre parcel of land for $60.5 million.
(2) Includes $226 million related to the purchase option exercise of the Hoag hospital.
(3) Includes three assets held for sale within unconsolidated JVs.
(4) Includes four Senior housing triple-net assets planned for segment conversions and twelve non-stabilized SHOP assets (two completed Developments, one Redevelopment, one asset impacted by a casualty event, and eight segment conversions).
(5) Subsequent to March 31, 2021, Healthpeak closed on the sale of 30 SHOP and 2 Senior Housing Triple-net assets for $1.01B and $7 million, respectively.
(6) Represents the weighted average yield calculated using Cash (Adjusted) NOI for the twelve month period prior to sale for dispositions.

Developments | In Process

As of March 31, 2021, dollars and square feet in thousands

DEVELOPMENT PROJECTS IN PROCESS

Project	MSA	Property Count	CIP[1]	Cost to Complete[1]	Total at Completion	Total Project Capacity (Sq. Ft.)	% of Total Project Leased	Project Start	Actual / Estimated Occupancy Initial	Actual / Estimated Occupancy Stabilized[2]
Life Science[3]										
The Boardwalk[4]	San Diego, CA	3	$ 109,106	$ 64,144	$ 173,250	192	100	4Q19	4Q21	2Q22
The Shore at Sierra Point - Phase II	San Francisco, CA	2	257,458	70,042	327,500	298	88	4Q18	4Q21	3Q22
The Shore at Sierra Point - Phase III	San Francisco, CA	1	56,951	36,563	93,514	109	100	4Q18	1Q22	1Q22
101 CambridgePark Drive	Boston, MA	1	46,045	128,050	174,095	159	—	3Q20	4Q22	3Q23
Nexus on Grand	San Francisco, CA	1	20,539	138,279	158,818	141	—	1Q21	2Q23	4Q23
		8	**$ 490,099**	**$ 437,078**	**$ 927,177**	**899**	**63**			
Medical Office										
Centennial	Nashville, TN	1	$ 21,177	$ 27,654	$ 48,831	172	52	4Q19	4Q21	4Q23
Raulerson	Miami, FL	1	5,086	11,449	16,535	52	54	4Q19	4Q21	3Q23
Woman's of Texas	Houston, TX	1	10,881	23,681	34,562	117	36	2Q20	4Q21	4Q23
Marion II	Carbondale, IL	1	1,259	3,484	4,743	15	100	1Q21	4Q21	4Q21
Orange Park	Jacksonville, FL	1	1,765	15,715	17,480	63	48	4Q19	2Q22	4Q23
		5	**$ 40,168**	**$ 81,983**	**$ 122,151**	**419**	**49**			
		13	**$ 530,267**	**$ 519,061**	**$ 1,049,328**	**1,318**	**58**			

Projected stabilized yields typically range from 6.0% - 8.0%

DEVELOPMENT PROJECTS DELIVERED THIS QUARTER

Project	MSA	Total Project Costs	Total Project Capacity (Sq. Ft.)	% of Total Project Leased
75 Hayden[5]	Boston, MA	151,300	214	100

(1) Includes lease commissions incurred to date and projected lease commissions through Stabilization.
(2) Economic stabilization typically occurs three to six months following Stabilized occupancy.
(3) The Callan Ridge Development is projected to start in 3Q21, following the expiration of existing leases.
(4) The Boardwalk includes the redevelopment of 10275 Science Center Drive, including the property count. CIP includes land and the net book value of the redeveloped building upon commencement of the project totaling $34 million.
(5) In the first quarter, Healthpeak completed construction of the remaining 121,000 square feet at 75 Hayden in the Lexington submarket of Boston, Massachusetts. The building is now 86% occupied, and occupancy of the remaining 30,000 square feet is expected in the second quarter.

Redevelopments and Land Held for Development[1]

As of March 31, 2021, dollars and square feet in thousands; includes JV projects at share

REDEVELOPMENT PROJECTS IN PROCESS

Project[2]	MSA	Property Type	Property Count[3]	Incremental Costs Placed in Service	Incremental Costs CIP[4]	Incremental Costs Cost to Complete[4]	Incremental Costs Total	Project Start	Estimated Completion Date[5]
Willow Wood[6]	Miami, FL	SHOP	1	$ —	$ 10,455	$ 4,028	$ 14,483	2Q18	4Q21
Various Other	Various	Other	2	—	14,223	8,561	22,784	2Q18 - 3Q18	2Q21
11149 North Torrey Pines	San Diego, CA	Life science	1	—	15,377	4,029	19,406	1Q20	2Q21
Thornton	Denver, CO	Medical office	1	—	1,729	8,271	10,000	2Q20	4Q21
West Houston I	Houston, TX	Medical office	1	146	351	11,303	11,800	2Q20	1Q22
Sunrise Tower III	Las Vegas, NV	Medical office	1	—	664	15,736	16,400	2Q20	2Q22
			7	$ 146	$ 42,799	$ 51,928	$ 94,873		

Projected stabilized cash-on-cash return on incremental capital invested typically ranges from 9.0% to 12.0%

LAND HELD FOR DEVELOPMENT

Project[7][8]	MSA	Property Type	Gross Site Acreage	Currently Entitled Rentable Sq. Ft./Units	Investment to Date
Vantage[9]	San Francisco, CA	Life science	8	326 Sq. Ft.	$ 64,486
Directors Place	San Diego, CA	Life science	4	150 Sq. Ft.	8,784
Remaining	Various	Medical office	2	N/A	3,252
			14		$ 76,522

(1) Redevelopments are excluded from Same-Store until they are Stabilized in both comparable periods. See Glossary for further definition.
(2) During the quarter, 4921 Directors Place was completed and placed in service.
(3) Excludes the redevelopment of 10275 Science Center Drive included in the Boardwalk Development.
(4) Includes lease commissions incurred to date and projected lease commissions through Stabilization. See Glossary for further definition.
(5) Excludes the completion of tenant improvements.
(6) The Willow Wood asset is held for sale.
(7) During the quarter, Modular Labs III was renamed to Nexus on Grand and moved to development upon approval.
(8) Excludes over 100 acres of land available for development on our CCRC campuses.
(9) During the quarter, Forbes Research Center was renamed to Vantage. The table above excludes the recently announced acquisition of 12 acres of land in South San Francisco. The 12 acre site is adjacent to Healthpeak's Forbes Research land, and the combination of the two sites, to be branded as "Vantage," forms a contiguous 20 acres, enabling the development of a multi-phase, scalable campus totaling 1 million square feet or more, subject to final entitlements.

Capital Expenditures[1][2]

For the three months ended March 31, 2021, dollars in thousands, except per unit/square foot

FIRST QUARTER	Life Science	Medical Office	CCRC	Other	Senior Housing Triple-net	SHOP	Total
Portfolio at share							
Recurring capital expenditures	$ 1,136	$ 1,311	$ 1,294	$ 621	$ —	$ 1,873	$ 6,235
Tenant improvements - 2nd generation	529	5,429	—	—	—	—	5,958
Lease commissions - 2nd generation	5,898	3,102	—	—	—	—	9,000
AFFO capital expenditures[3]	**$ 7,563**	**$ 9,842**	**$ 1,294**	**$ 621**	**$ —**	**$ 1,873**	**$ 21,194**
Revenue enhancing capital expenditures	6,239	4,516	4,800	525	1,876	812	18,768
Casualty related capital expenditures	—	—	—	1,727	—	41	1,768
Initial Capital Expenditures ("ICE")	138	683	1,726	—	—	—	2,546
Tenant improvements - 1st generation	8,974	5,675	—	—	—	—	14,650
Lease commissions - Dev/Redev/Acq	1,924	75	—	—	—	—	1,999
Development	68,726	16,322	—	—	—	—	85,048
Redevelopment	16,371	3,048	—	986	—	1,047	21,452
Capitalized interest	4,784	432	—	151	—	85	5,453
Total capital expenditures	**$ 114,720**	**$ 40,593**	**$ 7,820**	**$ 4,010**	**$ 1,876**	**$ 3,858**	**$ 172,877**
Recurring capital expenditures per unit/sq. ft.	$0.11 per Sq. Ft.	$0.06 per Sq. Ft.	$164 per Unit	$350 per Unit	[4]	$351 per Unit	

(1) Excludes corporate capitalized expenses such as IT systems, furniture, fixtures and equipment at corporate or satellite offices, etc.
(2) A reconciliation to our Consolidated Statement of Cash Flows can be found in the Discussion and Reconciliation of Non-GAAP Financial Measures document located at http://ir.healthpeak.com/quarterly-results.
(3) Includes AFFO capital expenditures on unconsolidated JVs for the quarter of $0.7 million and excludes noncontrolling interest on AFFO capital expenditures on consolidated joint ventures for the quarter of $0.2 million, which are included in the Other AFFO adjustments line item of the Adjusted Funds From Operations reconciliation.
(4) Senior housing triple-net per unit is not presented as it is not meaningful.

Portfolio Diversification

As of and for the quarter ended March 31, 2021, dollars in thousands

PORTFOLIO INCOME BY MSA

MSA	Property Count[1]	Life Science	Medical Office	CCRC	Other	Senior Housing Triple-net	SHOP	Total	% of Total
San Francisco, CA	82	$ 74,291	$ 836	$ —	$ —	$ —	$ 2,797	$ 77,924	28
Boston, MA	15	22,484	71	—	—	—	(11)	22,544	8
San Diego, CA	39	18,879	777	—	—	—	265	19,921	7
Dallas, TX	36	—	17,619	—	311	61	166	18,157	7
Houston, TX	39	—	7,507	761	2,446	57	138	10,908	4
Tampa, FL	9	—	534	8,305	—	244	(110)	8,974	3
Philadelphia, PA	5	—	4,089	4,714	—	—	(48)	8,754	3
Los Angeles, CA	10	—	5,059	—	—	—	2,068	7,127	3
Denver, CO	20	—	5,572	—	650	—	—	6,222	2
Seattle, WA	6	—	5,953	—	—	—	103	6,055	2
Nashville, TN	16	—	5,826	—	—	8	—	5,834	2
Remaining	232	3,876	47,316	12,441	1,091	4,714	2,895	72,332	26
Portfolio Cash (Adjusted) NOI	**509**	**$ 119,530**	**$ 101,156**	**$ 26,221**	**$ 4,497**	**$ 5,084**	**$ 8,264**	**$ 264,752**	**97**
Interest income	—	—	—	—	9,013	—	—	9,013	3
Portfolio Income	**509**	**$ 119,530**	**$ 101,156**	**$ 26,221**	**$ 13,511**	**$ 5,084**	**$ 8,264**	**$ 273,766**	**100**

(1)   Excludes twelve properties in Development.

Life Science

As of and for the quarter ended March 31, 2021, dollars and square feet in thousands

INVESTMENTS[1]

MSA	Property Count	Portfolio Investment	Portfolio Cash (Adjusted) NOI	Square Feet	Occupancy %	Annualized Base Rent %
San Francisco, CA	78	$ 3,758,202	$ 74,291	5,175	96.7	60.5
Boston, MA	14	2,018,566	22,484	2,179	96.5	21.2
San Diego, CA	35	1,062,590	18,879	2,403	97.4	15.3
Remaining	7	146,877	3,876	476	100.0	3.0
	134	**$ 6,986,235**	**$ 119,530**	**10,233**	**97.0**	**100.0**

SAME-STORE

	1Q20	2Q20	3Q20	4Q20	1Q21
Property Count	109	109	109	109	109
Portfolio Investment	$ 4,643,460	$ 4,663,119	$ 4,689,754	$ 4,717,350	$ 4,735,122
Square Feet	7,635	7,635	7,634	7,634	7,634
Occupancy %	95.5	97.8	96.5	96.9	97.7
Portfolio Real Estate Revenues	$ 108,668	$ 111,606	$ 116,481	$ 111,050	$ 116,655
Portfolio Operating Expenses	(25,242)	(26,348)	(28,112)	(27,622)	(26,836)
Portfolio NOI	**$ 83,426**	**$ 85,259**	**$ 88,369**	**$ 83,427**	**$ 89,819**
Portfolio Cash Real Estate Revenues	$ 104,340	$ 109,218	$ 111,342	$ 111,566	$ 112,671
Portfolio Cash Operating Expenses	(25,229)	(26,335)	(28,099)	(27,609)	(26,827)
Portfolio Cash (Adjusted) NOI	**$ 79,111**	**$ 82,883**	**$ 83,243**	**$ 83,957**	**$ 85,845**
Portfolio Cash (Adjusted) NOI Margin %[2]	75.8	75.9	74.8	75.3	76.2
			Year-Over-Year Three-Month SS Growth %		**8.5%**

(1) Excludes seven properties that are in Development.
(2) Portfolio Cash (Adjusted) NOI Margin is reduced by recoverable expenses that are reported in both Portfolio Cash Operating Expenses and Portfolio Cash Real Estate Revenues.

Life Science

As of March 31, 2021, dollars and square feet in thousands, except Market Cap

TENANT CONCENTRATION

	Market Cap (in millions)	Weighted Average Remaining Lease Term in Years	Leased Square Feet		Annualized Base Rent[1]	
			Amount	% of Total	Amount	% of Total
Amgen	$ 143,704	2.2	684	7	$ 53,787	11
Global Blood Therapeutics	2,533	8.9	164	2	11,837	2
Myriad Genetics	2,323	4.2	359	4	11,229	2
General Atomics	Private	8.5	702	7	10,444	2
Denali Therapeutics	6,908	8.1	148	1	10,142	2
Rigel Pharmaceuticals	582	1.8	147	1	10,114	2
AstraZeneca	130,793	6.0	156	2	9,149	2
NuVasive	3,368	13.9	252	3	8,704	2
MyoKardia[2]	141,028	8.8	130	1	8,461	2
Fog Pharmaceuticals	Private	9.9	122	1	8,297	2
Pacira Biosciences	3,074	9.2	174	2	8,124	2
Five Prime[3]	1,725	6.8	115	1	7,524	2
Sorrento Therapeutics	2,260	8.6	181	2	7,461	2
Shire[4]	56,941	7.6	184	2	7,422	1
ElevateBio	Private	8.9	142	1	7,251	1
Janssen Biopharma[5]	432,685	1.5	128	1	6,935	1
Alector	1,603	8.1	105	1	6,709	1
Duke University	Private	8.5	166	2	6,573	1
Forrester Research	812	5.9	192	2	6,446	1
Boston Dynamics	Private	11.0	185	2	6,290	1
Remaining		6.1	5,488	55	283,345	57
		6.1	**9,925**	**100**	**$496,243**	**100**

ANNUALIZED BASE RENT[1]



Biotech 70%
Pharma 11%
Medical Device 9%
R&D 5%
Tech, Office & Other 3%
University 2%

(1) Annualized Base Rent does not include expense recoveries, additional rent in excess of floors, and non-cash revenue adjustments.
(2) MyoKardia was acquired by Bristol Myers Squibb (NYSE:BMY) on November 17, 2020.
(3) Five Prime was acquired by Amgen (NasdaqGS:AMGN) on April 16, 2021.
(4) Shire is a subsidiary of Takeda (TSE:4502).
(5) Janssen is a subsidiary of Johnson & Johnson (NYSE:JNJ).

Life Science

As of March 31, 2021, dollars and square feet in thousands

LEASE EXPIRATION DATA

	Total				San Francisco		San Diego		Boston		Remaining	
Year	Leased Square Feet	%	Annualized Base Rent[1]	%	Leased Square Feet	Annualized Base Rent[1]	Leased Square Feet	Annualized Base Rent[1]	Leased Square Feet	Annualized Base Rent[1]	Leased Square Feet	Annualized Base Rent[1]
2021[2]	443	4	$ 25,952	5	345	$ 22,376	98	$ 3,576	—	$ —	—	$ —
2022	853	9	35,204	7	344	19,455	345	12,086	93	1,681	70	1,982
2023	780	8	48,996	10	580	40,187	201	8,809	—	—	—	—
2024	425	4	26,947	5	425	26,947	—	—	—	—	—	—
2025	1,241	13	53,627	11	707	36,758	317	8,645	131	5,336	85	2,889
2026	574	6	24,339	5	352	19,459	202	4,071	20	809	—	—
2027	1,119	11	54,615	11	602	36,575	144	6,304	219	8,322	154	3,414
2028	528	5	25,900	5	81	4,662	—	—	447	21,238	—	—
2029	1,315	13	70,467	14	662	39,109	181	7,461	307	17,324	166	6,573
2030	1,273	13	78,888	16	699	45,643	174	8,124	399	25,122	—	—
Thereafter	1,373	14	51,307	10	209	9,134	677	16,821	488	25,352	—	—
	9,925	100	$ 496,243	100	5,005	$ 300,305	2,339	$ 75,896	2,104	$ 105,184	476	$ 14,858

1Q21 LEASING ACTIVITY

	Leased Square Feet	Annualized Base Rent Per Sq. Ft.	% Change in Cash Rents	Tenant Improvements per Sq. Ft.[3]	Leasing Costs per Sq. Ft.[3]	Average Lease Term (Months)	Trailing Twelve Month Retention Rate
Leased Square Feet as of December 31, 2020	9,730	$ 49.11					
Developments placed in service	91	66.82					
Redevelopments placed in service	40	56.61					
Expirations	(175)	41.19					
Renewals, amendments and extensions	175	44.71	8.5	$ 5.93	$ 2.25	61	74.0%
New leases	126	54.96		7.99	2.26	97	
Terminations	(62)	65.17					
Leased Square Feet as of March 31, 2021	9,925	$ 50.00					

(1) Annualized Base Rent does not include expense recoveries, additional rent in excess of floors, and non-cash revenue adjustments.
(2) Includes month-to-month and holdover leases.
(3) Average cost per lease year.

Life Science

As of and for the quarter ended March 31, 2021, dollars and square feet in thousands

LEASE TYPE

	Annualized Base Rent					
	San Francisco	Boston	San Diego	Remaining	Total	% of Total
Triple Net[1]	277,526	93,816	70,104	14,858	456,304	92.0
Base Year[2]	22,552	11,368	4,835	—	38,756	7.8
Gross[3]	226	—	957	—	1,183	0.2
Total	**300,305**	**105,184**	**75,896**	**14,858**	**496,243**	**100.0**

OWNERSHIP TYPE

	Total Square Feet						
	San Francisco	Boston	San Diego	Remaining	Total	% of Total	Weighted Average Remaining Lease Term
Ground Lease	—	—	—	310	310	3.0	19
Fee Simple	5,175	2,179	2,403	166	9,922	97.0	
Total	**5,175**	**2,179**	**2,403**	**476**	**10,233**	**100.0**	

CONTRACTUAL LEASE ESCALATORS

	Square Feet	% of Square Feet	Escalator %
Fixed	487,958	98.3	3.3
CPI	8,285	1.7	1.9 [4]
Total	**496,243**	**100.0**	**3.2**

(1) Includes net lease structures, where the tenant is responsible for 100% of their pro rata share of operating expenses.
(2) A lease structure in which the rental rate includes the tenant's pro rata share of operating expenses. The pro rata share of expenses in the first year of the lease is considered the "base year" and any increase in expenses beyond the "base year" is recoverable from the tenant.
(3) A lease structure in which the tenant's pro rata share of operating expenses is presumed to be included in the rental rate, with no variability for fluctuations in operating expenses.
(4) Includes both pure CPI leases and leases with a CPI floor averaging 2%. The CPI escalator presented above is based on the average year-to-date year-over-year change in CPI, which will vary over time and is based on specific lease terms.

Medical Office

As of and for the quarter ended March 31, 2021, dollars and square feet in thousands

PORTFOLIO BY MARKET[1]

| | | | | | Square Feet | | | | | | |
| | | | | | On-campus[2] | | Off-campus[3] | | Total | | |
MSA	Property Count	Portfolio Investment	Portfolio Cash (Adjusted) NOI	Occupancy %	Multi-tenant	Single-tenant	Multi-tenant	Single-tenant	Multi-tenant	Single-tenant	% of Total
Dallas, TX	33	$ 818,693	$ 17,619	91.4	1,993	1,500	287	54	2,280	1,554	17
Houston, TX	31	431,745	7,507	86.0	1,495	1,421	289	—	1,784	1,421	14
Seattle, WA	6	233,982	5,953	93.0	667	—	—	—	667	—	3
Nashville, TN	16	230,198	5,826	89.8	1,336	10	119	—	1,456	10	6
Denver, CO	16	300,365	5,572	84.4	1,082	—	35	—	1,117	—	5
Los Angeles, CA	5	154,784	5,059	90.5	106	338	101	—	207	338	2
Louisville, KY	11	233,508	4,926	96.3	668	17	447	—	1,115	17	5
Philadelphia, PA	3	395,935	4,089	74.5	702	—	436	90	1,138	90	5
Phoenix, AZ	13	222,237	4,070	93.0	519	70	281	—	800	70	4
Salt Lake City, UT	12	133,664	2,903	91.1	434	63	152	7	586	71	3
Kansas City, MO	6	124,627	2,527	91.3	351	89	—	8	351	97	2
Miami, FL	9	109,837	2,356	89.4	451	—	—	30	451	30	2
Greenville, SC	14	153,288	2,193	100.0	232	560	—	51	232	611	4
Hickory, NC	1	44,706	2,159	100.0	—	257	—	—	—	257	1
Ogden, UT	9	82,616	1,642	88.4	338	—	—	68	338	68	2
Las Vegas, NV	6	118,026	1,606	81.3	473	—	—	—	473	—	2
Fresno, CA	1	59,689	1,524	100.0	—	56	—	—	—	56	—
Indianapolis, IN	5	118,888	1,431	94.2	215	46	39	—	254	46	1
Washington, DC	3	67,202	1,284	92.1	55	29	99	—	154	29	1
Colorado Springs, CO	2	33,391	1,103	98.1	118	79	—	—	118	79	1
Remaining	79	1,106,538	19,809	93.9	2,151	1,398	548	457	2,699	1,855	20
	281	$ 5,173,918	$ 101,156	90.3	13,385	5,933	2,834	765	16,219	6,697	100

(1) Excludes five properties that are in Development. Properties that are held for sale are included in property count, Investment, Cash (Adjusted) NOI, and square feet but are excluded from Occupancy.
(2) Includes 8.3 million square feet subject to ground leases with average expirations of 55 years and renewal options generally ranging from 10 to 25 years.
(3) Includes medical office buildings that are off-campus, adjacent (within 0.25 miles of a hospital campus) and anchored (the asset is off-campus, but is 1/3 or more leased to a health system or large physician group).

Medical Office | Same-Store

As of and for the quarter ended March 31, 2021, dollars and square feet in thousands

SAME-STORE

		1Q20		2Q20		3Q20		4Q20		1Q21
Property Count		250		250		250		250		250
Portfolio Investment	$	4,270,791	$	4,286,380	$	4,303,172	$	4,328,497	$	4,344,526
Square Feet		20,172		20,172		20,182		20,186		20,186
Occupancy %		92.2		92.3		92.2		92.3		92.0
Portfolio Real Estate Revenues	$	129,341	$	126,523	$	131,193	$	130,181	$	131,108
Portfolio Operating Expenses		(42,036)		(40,972)		(42,874)		(43,017)		(41,803)
Portfolio NOI	$	**87,305**	$	**85,551**	$	**88,318**	$	**87,164**	$	**89,304**
Portfolio Cash Real Estate Revenues	$	127,269	$	124,930	$	128,518	$	127,990	$	128,814
Portfolio Cash Operating Expenses		(41,392)		(40,329)		(42,235)		(42,382)		(41,175)
Portfolio Cash (Adjusted) NOI	$	**85,876**	$	**84,601**	$	**86,282**	$	**85,609**	$	**87,639**
Portfolio Cash (Adjusted) NOI Margin %[1]		67.5		67.7		67.1		66.9		68.0

Year-Over-Year Three-Month SS Growth %   2.1%

(1) Portfolio Cash (Adjusted) NOI Margin is reduced by recoverable expenses that are reported in both Portfolio Cash Operating Expenses and Portfolio Cash Real Estate Revenues.



Briargate MOB
Colorado Springs, CO

Medical Office

As of and for the quarter ended March 31, 2021, square feet in thousands

SQUARE FEET BY HEALTH SYSTEM

| Health System | Property Count | Credit Rating | Square Feet | | | | | % of Total | % Directly Leased by Health System | Weighted Average Remaining Lease Term |
			On-Campus	Adjacent[1]	Anchored[1]	Unaffiliated Off-Campus	Total			
HCA	107	Ba1	9,051	236	179	—	9,466	41.3	24.0	4.2
Memorial Hermann	16	A1	1,709	—	83	—	1,791	7.8	4.2	4.7
Norton Healthcare	10	—	685	328	—	—	1,013	4.4	2.9	5.7
Community Health Systems	15	Caa2	908	—	—	—	908	4.0	3.9	8.9
Prisma Health System	14	A3	792	—	51	—	843	3.7	2.2	7.4
Steward Health	10	—	718	—	—	—	718	3.1	1.4	2.6
Thomas Jefferson Univ Hospital	1	A2	702	—	—	—	702	3.1	2.0	5.0
Providence Health & Services	5	Aa3	563	—	—	—	563	2.5	1.3	2.0
HonorHealth	9	A2	421	107	—	—	528	2.3	0.9	3.5
UPENN Health System	1	Aa3	—	436	—	—	436	1.9	1.1	8.8
Hoag Memorial	1	AA3	338	—	—	—	338	1.5	1.8	N/A
Encompass Health	4	Ba3	310	—	—	—	310	1.4	1.6	3.2
Tenet Healthcare	3	B2	295	—	—	—	295	1.3	0.3	2.4
Orlando Health	2	A2	289	—	—	—	289	1.3	0.3	4.5
Duke/Life Point	1		257	—	—	—	257	1.1	1.4	0.9
Ascension Health	5	Aa2	121	—	94	—	215	0.9	1.0	2.8
CommonSpirit	3	Baa1	171	32	—	—	203	0.9	1.1	5.0
Franciscan Health System of OH	2	Aa3	180	—	—	—	180	0.8	0.2	1.7
Medical Univ of South Carolina	3	A1	172	—	—	—	172	0.8	1.6	10.8
Quorum Health	4	Caa1	145	—	—	—	145	0.6	0.6	5.8
Remaining - credit rated	27		826	204	631	—	1,661	7.2		
Remaining - not credit rated	38		665	56	454	709	1,884	8.2		
Total	**281**		**19,318**	**1,399**	**1,490**	**709**	**22,917**	**100.0**	**53.8**	**4.4**
% of Total			**84.3**	**6.1**	**6.5**	**3.1**				
Total Healthcare Affiliated						**96.9%**				

(1) Denotes whether the medical office building is adjacent (within 0.25 miles) to a hospital campus or anchored (the asset is off-campus, but is 1/3 or more leased to a health system or large physician group).

Medical Office

As of and for the quarter ended March 31, 2021, dollars and square feet in thousands

LEASE EXPIRATION DATA[1]

Year	Total				On-Campus		Off-Campus	
	Leased Square Feet	%	Annualized Base Rent[2]	%	Leased Square Feet	Annualized Base Rent[2]	Leased Square Feet	Annualized Base Rent[2]
2021[3]	2,073	10.3	$ 55,912	12.0	1,764	$ 48,869	309	$ 7,043
2022	2,609	13.0	67,463	14.4	2,303	60,439	306	7,024
2023	1,906	9.5	49,847	10.7	1,637	42,633	269	7,214
2024	2,243	11.1	61,133	13.1	1,817	49,620	426	11,512
2025	4,420	21.9	81,010	17.3	4,182	74,788	238	6,222
2026	1,012	5.0	23,921	5.1	858	20,031	154	3,890
2027	835	4.1	19,816	4.2	704	16,828	131	2,988
2028	1,755	8.7	28,368	6.1	1,603	25,259	152	3,109
2029	658	3.3	15,738	3.4	499	11,992	158	3,746
2030	1,028	5.1	25,301	5.4	691	18,113	337	7,188
Thereafter	1,602	8.0	39,133	8.4	1,130	26,968	472	12,165
	20,140	**100**	**$ 467,641**	**100**	**17,188**	**$ 395,541**	**2,952**	**$ 72,101**

MATERIAL NEAR-TERM PURCHASE OPTIONS

Maturity Year	Option Date[4]	Name	MSA	Property Type	Annualized Base Rent[2]	Option Price
2024[5]	5/2021	Hoag Hospital Irvine	Los Angeles, CA	Medical office	$ 15,636	$ 226,200
2022	2/2022	Frye Regional Medical Center	Hickory, NC	Medical office	8,718	67,675
2026	10/2022	Innovation	San Diego, CA	Medical office	2,209	29,000

(1) Excludes 561,000 square feet and Annualized Base Rent of $21.5 million related to eight assets held for sale at March 31, 2021.
(2) Annualized Base Rent does not include expense recoveries, additional rent in excess of floors, and non-cash revenue adjustments.
(3) Includes month-to-month and holdover leases.
(4) Reflects the earliest point at which the purchase option can be exercised.
(5) Includes Annualized Base Rent for a property held for sale pursuant to the exercise of a purchase option by the tenant. Closing is expected in May 2021 for a price of $226.2 million and a non–refundable deposit of $7 million has been received.

Medical Office

As of and for the quarter ended March 31, 2021, square feet in thousands

1Q21 LEASING ACTIVITY

	Leased Square Feet	Annualized Base Rent Per Sq. Ft.	% Change in Cash Rents[1]	Tenant Improvements per Sq. Ft.[2]	Leasing Costs per Sq. Ft.[2]	Average Lease Term (Months)	Trailing Twelve Month Retention Rate
Leased Square Feet as of December 31, 2020	**20,731**	**$ 25.54**					
Acquisitions	38	27.10					
Expirations	(670)	24.50					
Renewals, amendments and extensions	502	25.06	1.9	2.34	0.76	42	80.5%
New leases	114	25.99		5.08	1.49	62	
Terminations	(14)	25.59					
Leased Square Feet as of March 31, 2021	**20,701**	**$ 25.73**					

(1)   For comparative purposes, reflects adjustments for leases that converted to a different lease type upon renewal, amendment or extension of the original lease.
(2)   Average cost per lease year.



Columbia Health Pavilion MOB
Columbia, MO

Medical Office

As of and for the quarter ended March 31, 2021, square feet in thousands

LEASE TYPE

	On-Campus	Adjacent	Anchored	Unaffiliated Off-Campus	Total	% of Total
	Leased Square Feet					
Triple Net[1]	11,351	558	1,056	151	13,116	63.4
Base Year[2]	5,012	528	168	415	6,123	29.6
Gross[3]	1,259	37	137	29	1,462	7.1
Total	**17,622**	**1,124**	**1,361**	**595**	**20,701**	**100.0**

OWNERSHIP TYPE

	On-Campus	Adjacent	Anchored	Unaffiliated Off-Campus	Total	% of Total	Weighted Average Remaining Lease Term
	Total Square Feet						
Ground Lease	8,266	31	344	72	8,713	38.0	81 [5]
Fee Simple	11,052	1,368	1,146	638	14,204	62.0	
Total	**19,318**	**1,399**	**1,490**	**709**	**22,917**	**100.0**	

CONTRACTUAL LEASE ESCALATORS

	Square Feet	% of Square Feet	Escalator %
Fixed	18,951	91.5	2.7
CPI	1,750	8.5	2.0 [6]
Total	**20,701**	**100.0**	**2.6**

PROVIDER SPECIALTY

	Healthpeak	National Benchmark[4]
Types of Specialties		
Orthopedics	10%	4%
Obstetrics / Gynecology	9%	5%
Ambulatory Surgery Center	8%	N/A
General / Specialty Surgery	8%	5%
Cardiovascular	6%	3%
Oncology	6%	3%
Imaging / Radiology	5%	3%
Neurology	4%	2%
Gastroenterology	3%	2%
Other	25%	40%
Total Specialties	**83%**	**66%**
Primary Care	**17%**	**34%**
Total	**100%**	**100%**

(1) Includes both triple-net lease structures, in which the tenant is directly responsible for all operating expenses of the property, and net lease structures, where the tenant is responsible for 100% of their pro rata share of operating expenses.
(2) A lease structure in which the rental rate includes the tenant's pro rata share of operating expenses. The pro rata share of expenses in the first year of the lease is considered the "base year" and any increase in expenses beyond the "base year" is recoverable from the tenant.
(3) A lease structure in which the tenant's pro rata share of operating expenses is presumed to be included in the rental rate, with no variability for fluctuations in operating expenses.
(4) U.S. physicians breakdown from AAMC, 2019 Physician Specialty Data Book.
(5) Excluding renewal options the weighted average remaining lease term of ground leases would be 55 years.
(6) Includes both pure CPI leases and leases with a CPI floor ranging from 1.5% - 3%. The CPI escalator presented above is based on the average year-to-date year-over-year change in CPI, which will vary over time and is based on specific lease terms.

CCRC

As of and for the quarter ended March 31, 2021, dollars in thousands, except REVPOR

INVESTMENTS

	Property Count	Net Portfolio Investment[1]	Portfolio Real Estate Revenues, excluding NREFS	NREF Amortization	Portfolio Cash Opex	Portfolio Adjusted NOI	Units	Occupancy %	REVPOR CCRC[2]	NREF Cash Collections
Operator										
Life Care Services	13	$ 1,155,085	$ 82,370	$ 16,080	$ (77,785)	$ 20,665	6,383	79.2	6,490	$ 13,872
Sunrise Senior Living	2	246,355	15,443	3,544	(13,394)	5,593	1,052	75.8	7,936	984
Brookdale Senior Living	2	59,164	4,192	504	(4,733)	(37)	891	N/A	N/A	466
Total	**17**	**$ 1,460,604**	**$ 102,006**	**$ 20,127**	**$ (95,912)**	**$ 26,221**	**8,326**	**78.7**	**6,687**	**$ 15,322**

TOTAL CCRC PORTFOLIO

		1Q20[3]	2Q20	3Q20	4Q20	1Q21
Property count		17	17	17	17	17
Gross Portfolio Investment	$	2,205,032 $	2,218,752 $	2,229,215 $	2,242,867 $	2,251,444
Net Portfolio Investment		1,361,706	1,392,984	1,417,573	1,441,226	1,460,604 [1]
Units		8,321	8,321	8,328	8,328	8,326
IL, AL, and Memory Care Occupancy %		86.2	84.2	82.5	81.6	80.6
Skilled Nursing Occupancy %		86.4	61.8	64.6	66.4	69.5
Occupancy %		86.2	80.4	79.5	79.0	78.7
REVPOR CCRC[4]	$	6,507 $	7,014 $	6,589 $	6,712 $	6,687 [2]
Portfolio Real Estate Revenues	$	113,427 $	131,112 $	121,334 $	123,132 $	122,125
Portfolio Operating Expenses before management fee		(78,318)	(95,440)	(95,883)	(95,230)	(92,201)
Management fee[5]		(96,201)	(3,635)	(3,907)	(4,041)	(3,723)
Portfolio NOI[4][6]	**$**	**(61,091) $**	**32,037 $**	**21,544 $**	**23,860 $**	**26,200**
Portfolio Cash Real Estate Revenues	$	113,250 $	131,108 $	121,355 $	123,131 $	122,133
Portfolio Cash Operating Expenses before management fee		(78,283)	(95,417)	(94,221)	(91,419)	(92,189)
Management fee		(4,498)	(3,635)	(3,907)	(4,041)	(3,723)
Portfolio Adjusted NOI[4][6]	**$**	**30,469 $**	**32,056 $**	**23,228 $**	**27,670 $**	**26,221**
Portfolio Adjusted NOI Margin %		26.9	24.5	19.1	22.5	21.5

(1) Excludes non-refundable entrance fees ("NREFs") of $479.4 million and refundable entrance fees of $311.4 million, which appear on our Consolidated Balance Sheet in the Deferred revenue line and Accounts payable, accrued liabilities and other liabilities line, respectively. These balances exclude the two assets in the Brookdale Senior Living joint venture that are held for sale.
(2) 1Q21 REVPOR excluding NREF amortization would be $5,569.
(3) Includes the February 2020 acquisition of 51% interest in the Brookdale Senior Living's CCRC joint venture (holding thirteen buildings), bringing our equity ownership to 100%.
(4) Includes government grants under the CARES Act for 2Q20, 3Q20, 4Q20, and 1Q21 of $12.4 million, $2.0 million $2.7 million, and $1.5 million, respectively.
(5) 1Q20 includes management termination fee expense related to Healthpeak's acquisition of Brookdale's 51% interest in thirteen CCRCs.
(6) Includes identifiable COVID-19 related expenses for 1Q20, 2Q20, 3Q20, 4Q20, and 1Q21 of $0.3 million, $7.4 million, $5.3 million, $4.3 million, and $2.6 million, respectively.

CCRC | Same-Store

As of and for the quarter ended March 31, 2021, dollars in thousands, except REVPOR

SAME-STORE

		1Q20		2Q20		3Q20		4Q20		1Q21	Sequential Growth	Year-Over-Year Growth
Property count		2		2		2		2		2	—	—
Net Portfolio Investment[1]	$	229,452	$	233,883	$	239,536	$	243,719	$	246,355	1.1%	7.4%
Units		1,052		1,052		1,052		1,052		1,052	— %	—%
IL, AL, and Memory Care Occupancy %		87.7		85.4		82.2		80.9		79.0	-190 bps	-870 bps
Skilled Nursing Occupancy %		78.2		50.1		53.5		58.2		54.2	-400 bps	-2400 bps
Occupancy %		86.4		81.0		78.6		78.0		75.8	-220 bps	-1060 bps
REVPOR CCRC[2]	$	7,700	$	7,727	$	7,267	$	8,102	$	7,936	(2.1%)	3.1%
Portfolio Real Estate Revenues	$	21,007	$	19,741	$	18,016	$	19,937	$	18,987	(4.8%)	(9.6%)
Portfolio Operating Expenses		(14,310)		(13,711)		(12,985)		(13,275)		(13,394)	0.9%	(6.4%)
Portfolio NOI[2][3]	$	**6,697**	$	**6,030**	$	**5,031**	$	**6,663**	$	**5,593**	**(16.1%)**	**(16.5%)**
Portfolio Cash Real Estate Revenues	$	21,007	$	19,741	$	18,016	$	19,937	$	18,987	(4.8%)	(9.6%)
Portfolio Cash Operating Expenses		(14,310)		(13,711)		(12,985)		(13,275)		(13,394)	0.9%	(6.4%)
Portfolio Adjusted NOI[2][3]	$	**6,697**	$	**6,030**	$	**5,031**	$	**6,663**	$	**5,593**	**(16.1%)**	**(16.5%)**
Portfolio Adjusted NOI Margin %		31.9		30.5		27.9		33.4		29.5	(3.9%)	(2.4%)

PRO FORMA SAME-STORE[4]

		1Q20		2Q20		3Q20		4Q20		1Q21	Sequential Growth	Year-Over-Year Growth
REVPOR CCRC	$	7,700	$	7,049	$	7,267	$	7,419	$	7,876	6.2%	2.3%
Portfolio Real Estate Revenues	$	21,007	$	18,008	$	18,016	$	18,256	$	18,844	3.2%	(10.3%)
Portfolio Operating Expenses		(14,310)		(13,711)		(12,985)		(13,275)		(13,394)	0.9%	(6.4%)
Management Fee												
Portfolio NOI	$	**6,697**	$	**4,298**	$	**5,031**	$	**4,981**	$	**5,450**	**9.4%**	**(18.6%)**
Portfolio Cash Real Estate Revenues	$	21,007	$	18,008	$	18,016	$	18,256	$	18,844	3.2%	(10.3%)
Portfolio Cash Operating Expenses		(14,310)		(13,711)		(12,985)		(13,275)		(13,394)	0.9%	(6.4%)
Management Fee												
Portfolio Adjusted NOI	$	**6,697**	$	**4,298**	$	**5,031**	$	**4,981**	$	**5,450**	**9.4%**	**(18.6%)**
Portfolio Adjusted NOI Margin %		31.9		23.9		27.9		27.3		28.9	1.6%	(3.0%)

(1) Excludes non-refundable entrance fees ("NREFs") and refundable entrance fees, which appear on our Consolidated Balance Sheet in the Deferred revenue line and Accounts payable, accrued liabilities and other liabilities line, respectively.
(2) Includes government grants under the CARES Act for 2Q20, 3Q20, 4Q20, and 1Q21 of $1.7 million, $0.0 million, $1.7 million, and $0.1 million, respectively.
(3) Includes identifiable COVID-19 related expenses for 2Q20, 3Q20, 4Q20, and 1Q21 of $1.2 million, $0.5 million, $0.7 million, and $0.9 million, respectively.
(4) Excludes government grants under the CARES Act.

Other

As of and for the quarter ended March 31, 2021, dollars in thousands, except REVPOR

SOVEREIGN WEALTH FUND SENIOR HOUSING JV AT SHARE

		1Q20		2Q20		3Q20		4Q20		1Q21
Property count		19		19		19		19		19
Investment	$	420,944	$	419,821	$	419,000	$	420,699	$	421,567
Units		3,317		3,317		3,317		3,317		3,317
Occupancy %		86.8		82.6		79.5		76.8		72.7
REVPOR Other	$	4,011	$	3,993	$	3,997	$	3,983	$	4,117
Portfolio Real Estate Revenues	$	20,108	$	18,953	$	17,902	$	17,334	$	16,980
Portfolio Operating Expenses before management fee		(12,313)		(12,784)		(12,629)		(12,506)		(11,794)
Management fee		(967)		(896)		(856)		(829)		(801)
Portfolio NOI[1][2]	$	**6,828**	$	**5,273**	$	**4,417**	$	**3,999**	$	**4,385**
Portfolio Cash Real Estate Revenues	$	20,042	$	18,991	$	17,946	$	17,339	$	17,068
Portfolio Cash Operating Expenses before management fee		(12,293)		(12,724)		(12,610)		(12,194)		(11,770)
Management fee		(967)		(896)		(856)		(829)		(801)
Portfolio Cash (Adjusted) NOI[1][2]	$	**6,782**	$	**5,371**	$	**4,480**	$	**4,316**	$	**4,497**
Portfolio Cash (Adjusted) NOI Margin %		33.8		28.3		25.0		24.9		26.3

WHOLLY-OWNED

		1Q20		2Q20		3Q20		4Q20		1Q21
Property count		1		1		—		—		—
Investment	$	813	$	813	$	—	$	—	$	—
Portfolio Cash Real Estate Revenues		148		62		9		—		—
Portfolio Cash Operating Expenses		2		(1)		—		—		—
Portfolio Cash (Adjusted) NOI	$	**150**	$	**61**	$	**9**	$	**—**	$	**—**

DEBT INVESTMENTS[3]

					Weighted Average	
		Investment[4]		Interest Income	Yield	Maturity in Years
Seller financing loans[5]	$	683,126	$	7,906	5.3%	2.1
Other		91,663		1,107	4.9%	1.2
Total Debt Investments	$	**774,789**	$	**9,013**	**5.2%**	**1.9**

(1) Includes identifiable COVID-19 related expenses for 1Q20, 2Q20, 3Q20, 4Q20 and 1Q21 of $0.1 million, $1.0 million, $0.3 million, $0.5 million, and $0.3 million, respectively.
(2) Includes government grants under the CARES Act for 2Q20 and 1Q21 of $0.3 million, and $0.2 million, respectively.
(3) Excludes $9.2 million of preferred equity investments. These preferred equity investments were sold in April 2021.
(4) Excludes $14.1 million of estimated reserves for loan losses under the current expected credit losses accounting standard in accordance with ASC 326.
(5) Includes $545 million of seller financing loans issued at discounted interest rates ranging from 3.5% to 4.5%. Yield above represents the weighted average interest rate recognized in interest income at the prevailing market rates at the transaction date in accordance with GAAP.

Discontinued Operations | Senior Housing Triple-net

As of and for the quarter ended March 31, 2021, dollars in thousands, except REVPOR

INVESTMENTS[(1)]

Operator	Portfolio Investment	Portfolio Cash (Adjusted) NOI	Count	Units	Occupancy %	REVPOR Triple-Net	Facility EBITDARM CFC	Facility EBITDAR CFC
Five Star Senior Living	$ 12,752	$ 723	4	204	62.9	5,372	0.67x	0.52x
Saber Healthcare	14,458	504	1	116	55.6	3,298	(0.59x)	(0.65x)
Next Step Healthcare[(2)]	7,355	192	2	107	N/A	N/A	N/A	N/A
Remaining[(3)]	86,604	3,665	2	201	N/A	N/A	N/A	N/A
Total	**$ 121,169**	**$ 5,084**	**9**	**628**	**60.2**	**$ 4,678**	**0.16x**	**0.05x**

STABILIZED HELD FOR SALE

	1Q20	2Q20	3Q20	4Q20	1Q21	Sequential Growth	Year-Over-Year Growth
Property count	5	5	5	5	5	—	—
Units	323	320	320	320	320	—	(0.9)%
Occupancy %	73.7	70.8	61.2	57.3	60.2	290 bps	-1350 bps
REVPOR Triple-net	$ 4,617	$ 4,624	$ 4,647	$ 4,621	$ 4,678	1.2%	1.3%
Facility EBITDARM CFC	0.70x	0.64x	0.51x	0.34x	0.16x	-0.18x	-0.54x
Facility EBITDAR CFC	0.56x	0.51x	0.38x	0.22x	0.05x	-0.17x	-0.51x
Portfolio Cash Real Estate Revenues	$ 1,203	$ 1,213	$ 1,217	$ 1,217	$ 1,227	0.8%	2.0%
Portfolio Cash Operating Expenses	—	—	—	—	—	—	—
Portfolio Cash (Adjusted) NOI	**$ 1,203**	**$ 1,213**	**$ 1,217**	**$ 1,217**	**$ 1,227**	**0.8%**	**2.0%**

(1) Properties that are held for sale are included in property count, Investment, Cash (Adjusted) NOI, and are included in Occupancy, REVPOR Triple-net, Facility EBITDARM CFC and Facility EBITDAR CFC for informational purposes. Facility EBITDARM and EBITDAR CFC are for the trailing twelve-month period one quarter in arrears from the period presented.
(2) Subsequent to March 31, 2021, Healthpeak closed on the sale of the two Next Step Healthcare properties.
(3) Portfolio Cash (Adjusted) NOI includes thirty-two properties sold within the quarter, which do not have investment, count or units.

As of and for the quarter ended March 31, 2021, dollars in thousands, except REVPOR

INVESTMENTS[1]

	Property Count	Portfolio Investment	Portfolio Cash (Adjusted) NOI [2][3]	Units	Occupancy %[1]	REVPOR SHOP [1][3][4]
Operator						
Oakmont Senior Living	12	$ 576,838	$ 6,115	1,043	83.6	$ 8,495
Sunrise Senior Living	2	17,955	1,655	299	62.9	8,635
Discovery Senior Living	10	421,477	811	1,428	72.0	4,228
Sonata Senior Living	5	81,275	537	444	73.7	5,251
Remaining	20	349,598	(855)	2,094	60.7	5,496
Total	**49**	**$ 1,447,144**	**$ 8,264**	**5,308**	**70.3**	**$ 5,987**

STABILIZED HELD FOR SALE

	1Q20	2Q20	3Q20	4Q20	1Q21	Sequential Growth	Year-Over-Year Growth
Property count[5]	37	37	37	37	37	—	—
Units	3,871	3,868	3,868	3,868	3,862	—	(0.2%)
Occupancy %	83.8	79.5	76.5	75.2	71.7	-350 bps	-1,210 bps
REVPOR SHOP	$ 5,999	$ 6,022	$ 6,022	$ 6,431	$ 6,178	(3.9%)	3.0%
Portfolio Cash Real Estate Revenues	$ 58,277	$ 55,478	$ 53,403	$ 56,023	$ 51,242	(8.5%)	(12.1%)
Portfolio Cash Operating Expenses	(43,336)	(45,563)	(44,947)	(44,527)	(44,592)	0.1%	2.9%
Portfolio Cash (Adjusted) NOI[6][7]	**$ 14,941**	**$ 9,915**	**$ 8,455**	**$ 11,496**	**$ 6,649**	**(42.2%)**	**(55.5%)**
Portfolio Cash (Adjusted) NOI Margin %	25.6	17.9	15.8	20.5	13.0	(7.5%)	(12.7%)

TOTAL PORTFOLIO

	1Q20	2Q20	3Q20	4Q20	1Q21
Property count	98	98	98	98	49
Portfolio Cash Real Estate Revenues	$ 176,695	$ 163,068	$ 155,251	$ 161,505	$ 77,095
Portfolio Cash Operating Expenses	(142,467)	(142,151)	(136,210)	(131,021)	(68,831)
Portfolio Cash (Adjusted) NOI[2][3]	**$ 34,228**	**$ 20,917**	**$ 19,041**	**$ 30,483**	**$ 8,264**
Portfolio Cash (Adjusted) NOI Margin %	19.4	12.8	12.3	18.9	10.7

(1) Properties that are held for sale are included in property count, Investment, Portfolio Cash (Adjusted) NOI, and are included in Occupancy and REVPOR SHOP for informational purposes. Properties that have been sold are included in total Portfolio NOI and Portfolio Cash (Adjusted) NOI but are excluded from the Portfolio Cash (Adjusted) NOI presented for Stabilized Held for Sale. Subsequent to March 31, 2021, Healthpeak closed on the sale of 30 properties.
(2) Includes identifiable COVID-19 related expenses for 1Q20, 2Q20, 3Q20, 4Q20, and 1Q21 of $2.6 million, $11.7 million, $4.5, $4.8 million, and $2.0 million, respectively.
(3) Includes government grants under the CARES Act for 2Q20, 3Q20, 4Q20, and 1Q21 of $2.2 million, $0.4 million, $12.8 million, and $3.2 million, respectively.
(4) Excluding government grants under the CARES Act for 1Q21, REVPOR SHOP would have been $5,892.
(5) Excludes twelve non-stabilized assets in the following categories: two Completed Development - not Stabilized, one Redevelopment, one asset impacted by a casualty event, and eight Segment conversions.
(6) Includes identifiable COVID-19 related expenses for 1Q20, 2Q20, 3Q20, 4Q20, and 1Q21 of $0.6 million, $3.4 million, $1.5 million, $1.2 million, and $1.2 million, respectively.
(7) Includes government grants under the CARES Act for 2Q20, 3Q20, 4Q20, and 1Q21 of $0.7 million, $0.1 million, $3.5 million, and $0.9 million, respectively.

Discontinued Operations | Reconciliation

The results of discontinued operations through March 31, 2021, or the disposal date of each asset or portfolio of assets if they have been sold, are included within the "income (loss) from discontinued operations" line of the consolidated statements of operations. In order to facilitate reconciliation of amounts throughout this Supplemental Report, detailed financial information for discontinued operations for the three months ended March 31, 2021 and 2020 is presented below (in thousands):

| | Three Months Ended March 31, | |
| | 2021 | 2020 |
	(unaudited)	
Revenues:		
Rental and related revenues	$ 5,228	$ 32,371
Resident fees and services	72,998	171,726
Total revenues	78,226	204,097
Costs and expenses:		
Interest expense	2,676	2,685
Depreciation and amortization	—	64,164
Operating	71,519	138,637
Transaction costs	76	285
Impairments and loan loss reserves (recoveries), net	—	28,016
Total costs and expenses	74,271	233,787
Other income (expense):		
Gain (loss) on sales of real estate, net	259,662	162,800
Other income (expense), net	5,885	(45)
Total other income (expense), net	265,547	162,755
Income (loss) before income taxes and equity income (loss) from unconsolidated joint ventures	**269,502**	**133,065**
Income tax benefit (expense)	821	3,176
Equity income (loss) from unconsolidated joint ventures	(315)	(833)
Income (loss) from discontinued operations	**$ 270,008**	**$ 135,408**

Reporting Updates

Effective 1Q21 we have enhanced our reporting as follows:

Section	Addition/Enhancement
Life Science	• Expanded the tenant concentration disclosure from ten to twenty tenants and added market cap, where available. • Expanded the lease expiration disclosure from five to ten years. • Added a page that provides portfolio metrics including lease type, ownership type, and contractual lease escalators.
Medical Office	• Expanded the square feet by health system disclosure to include the top twenty health systems. • Expanded the lease expiration disclosure from five to ten years. • Added a page that provides portfolio metrics including lease type, ownership type, contractual lease escalators, and provider specialty. • Moved disclosure of near-term purchase options into respective segment sections.
CCRC	• Added pro forma same-store excluding government grants under the CARES Act.

Effective 2Q21 we will further enhance our reporting as follows:

Section	Future Addition/Enhancement
Life Science & Medical Office	• Add a year-to-date leasing activity disclosure to Life science and Medical office sections in 2nd - 4th quarters beginning 2Q21.

2021 Guidance & Additional Items

Projected full year 2021, dollars in millions, except per share amounts	Range of Outcomes[1]		Feb Guidance for Updated Items
	Low End	High End	
Market Backdrop			
CCRCs & SWF SH JV	Occupancy inflection point during 3Q 2021	Occupancy inflection point during 2Q 2021	
Acquisitions / Leverage	$700M Acquisitions / low 5x Net Debt to EBITDA	$1.5B Acquisitions / ~5.5x Net Debt to EBITDA	$150M (~5x) - $1.5B (~5.5x)
2021 CARES Act Grants	$9M	$9M	
2021 Guidance			
Diluted earnings per common share	$0.98	$1.06	$1.02 - $1.12
Diluted NAREIT FFO per common share	$1.09	$1.17	$1.05 - $1.15
Diluted FFO as Adjusted per common share	$1.53	$1.61	$1.50 - $1.60
Total Portfolio Year-Over-Year Same-Store Cash NOI	1.75%	3.25%	1.50% - 3.00%

Drivers of 2021 Guidance

Same-Store Cash NOI[2]	% of NOI	Low End	High End	Low End	High End	Feb Guidance
Life Science	50%	4.50%	5.50%	$342	$345	4.00% - 5.00%
Medical Office	47%	1.75%	2.75%	$325	$328	1.50% - 2.50%
CCRC[3]	3%	(30.00%)	(15.00%)	$17	$21	
Total Portfolio Same-Store Cash NOI	**100%**	**1.75%**	**3.25%**	**$683**	**$693**	**1.50% - 3.00%**

LCS CCRC & Unconsolidated SWF SH JV Cash NOI			
LCS CCRC Portfolio[4]	$70	$90	$60 - $85
Unconsolidated SWF SH JV[5]	$10	$20	
Total LCS CCRC & Unconsolidated SWF SH JV Cash NOI	**$80**	**$110**	**$70 - $105**

Sources & Uses			
SH disposition gross proceeds (closed $2.6B year-to-date)	$3,000	$3,000	
Other capital recycling (primarily Hoag Hospital purchase option)	350	350	
Dividend adjustment (adjust annualized dividend from $1.48 to $1.20 per share)	150	150	
Debt capacity (~2.75% yield)	750	1,700	0 - 1,500
Total Sources	**$4,250**	**$5,200**	**$3,500 - $5,000**
Bond repayments (including extinguishment charges)	$2,200	$2,200	$2,050 - $2,050
Capital spend (primarily development & redevelopment of $600M - $700M)	800	950	
Seller financing (net funding in 2021)	300	300	
Secured debt payoffs, transaction-related costs and other[6]	250	250	200 - 200
Acquisitions at ~5.0% yield (high end assumes remaining reinvestment in 2H 2021)	700	1,500	150 - 1,500
Total Uses	**$4,250**	**$5,200**	**$3,500 - $5,000**

(1) Range of outcomes presented below incorporate various items shown on this page and page 42. Other items that may impact the range of outcomes include, but are not limited to: timing of acquisitions / dispositions / debt repayments and potential changes to interest rates.
(2) Cash (Adjusted) NOI values may not tie due to rounding. Please see the Discussion and Reconciliation of Non-GAAP Financial Measures for more detail on our website at https://ir.healthpeak.com/.
(3) Consists of 2 Sunrise CCRCs.
(4) 13 CCRCs operated by LCS are not included in the 2021 same-store pools.
(5) The unconsolidated SWF SH joint venture is not included in the 2021 same-store pool.
(6) Includes ~$200M of secured debt payoffs and ~$50M of transaction-related costs.

2021 Guidance & Additional Items

Projected full year 2021, dollars in millions, except per share amounts

	Range of Outcomes[1]		Feb Guidance for Updated Items
	Low End	**High End**	
Other Supplemental Information - Cash Addition (Reduction)			
Amortization of stock-based compensation	$19	$21	
Amortization of deferred financing costs	$7	$11	
Straight-line rents	($25)	($30)	
Recurring capital expenditures	($85)	($105)	
Deferred income taxes	($5)	($10)	
Other AFFO adjustments	($15)	($25)	
Capital Expenditures (excluding AFFO Capital Expenditures)[2]			
1st generation tenant improvements / ICE	$85	$110	
Revenue enhancing	$115	$140	
Development and Redevelopment	$600	$700	
Other Items			
Interest income	$23	$33	
General and administrative	($90)	($95)	
Interest expense	($160)	($175)	($155) - ($175)
CCRC and Senior Housing Occupancy[3]			
CCRCs December 2021 Average Daily Census (ADC) Occupancy[4]	79%	86%	
Unconsolidated SWF SH JV December 2021 Average Daily Census (ADC) Occupancy[5]	70%	80%	

(1) Range of outcomes presented below incorporate various items shown on this page and page 41. Other items that may impact the range of outcomes include, but are not limited to: timing of acquisitions / dispositions / debt repayments and potential changes to interest rates.
(2) Includes our share of Unconsolidated JVs.
(3) Average Daily Census (ADC) occupancy represents the facilities' average operating Occupancy for the month of December 2021. The percentages are calculated based on units for senior housing facilities and available beds for post-acute / skilled facilities.
(4) The population set is comprised of 15 properties (2 operated by Sunrise and 13 operated by LCS). ADC occupancy for the month of December 2020 was 78.8%.
(5) The population set is comprised of 19 properties (Unconsolidated SWF SH joint venture). ADC occupancy for the month of December 2020 was 75%.

Glossary

Adjusted Fixed Charge Coverage*

Adjusted EBITDAre divided by Fixed Charges. Adjusted Fixed Charge Coverage is a supplemental measure of liquidity and our ability to meet interest payments on our outstanding debt and pay dividends to our preferred stockholders, if applicable. Our various debt agreements contain covenants that require us to maintain ratios similar to Adjusted Fixed Charge Coverage and credit rating agencies utilize similar ratios in evaluating and determining the credit rating on certain of our debt instruments. Adjusted Fixed Charge Coverage is subject to the same limitations and qualifications as Adjusted EBITDAre and Fixed Charges.

Adjusted Funds From Operations ("AFFO")*

See the "Adjusted Funds From Operations" definition included in the accompanying Discussion and Reconciliations of Non-GAAP Financial Measures for information regarding AFFO.

Annualized Base Rent

The most recent month's (or subsequent month's if acquired in the most recent month) base rent including additional rent floors, cash income from DFLs, and/or interest income annualized for 12 months. Annualized Base Rent includes the Company's share of unconsolidated JVs calculated on the same basis and excludes properties in our SHOP and CCRC segments, properties sold or held for sale during the quarter, and noncontrolling interests' share of consolidated JVs calculated on the same basis. Further, Annualized Base Rent does not include expense recoveries, additional rents in excess of floors, and non-cash revenue adjustments (i.e., straight-line rents, amortization of market lease intangibles, DFL non-cash interest and deferred revenues). We use Annualized Base Rent for the purpose of determining Lease Expirations and Debt Investment Maturities.

Cash Flow Coverage ("CFC")*

Facility EBITDAR or Facility EBITDARM divided by the aggregate of base rent and any additional rent due to us for the trailing 12-month period one quarter in arrears from the period presented. CFC is a supplemental measure of a property's ability to generate cash flows for the operator/tenant (not the Company) to meet the operator's/tenant's related rent and other obligations to us. However, CFC is subject to the same limitations and qualifications as Facility EBITDAR or Facility EBITDARM. CFC is not presented for: (i) properties operated under a RIDEA structure or (ii) newly completed facilities under lease-up, facilities acquired or transitioned to new operators during the relevant trailing 12-month period, vacant facilities, facilities that are held for sale, facilities for which an agreement has been reached to change reporting structure, and facilities for which data is not available or meaningful.

Completion Date - Development/Redevelopment

For Developments, management's estimate of the period the core and shell structure improvements are expected to be or have been completed. For Redevelopments, management's estimate of the period in which major construction activity in relation to the scope of the project has been or will be substantially completed and excludes the completion of tenant improvements.

Consolidated Debt

The carrying amount of bank line of credit, commercial paper, term loans, senior unsecured notes, and mortgage debt, as reported in our consolidated financial statements.

Consolidated Gross Assets*

The carrying amount of total assets, excluding investments in and advances to our unconsolidated JVs, after adding back accumulated depreciation and amortization, as reported in our consolidated financial statements. Consolidated Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Consolidated Secured Debt

Mortgage and other debt secured by real estate, as reported in our consolidated financial statements.

Continuing Care Retirement Community ("CCRC")

A senior housing facility which provides at least three levels of care (i.e., independent living, assisted living and skilled nursing).

Debt Investments

Loans secured by a direct interest in real estate and mezzanine loans.

Development

Includes ground-up construction. Newly completed developments, are considered Stabilized at the earlier of lease-up (typically when the tenant(s) controls the physical use of 80% of the space) or 24 months from the date the property is placed in service.

Direct Financing Lease ("DFL")

Lease for which future minimum lease payments are recorded as a receivable and the difference between the future minimum lease payments and the estimated residual values less the cost of the properties is recorded as unearned income. Unearned income is deferred and amortized to income over the lease terms to provide a constant yield.

EBITDAre and Adjusted EBITDAre*

EBITDAre, or EBITDA for Real Estate, is a supplemental performance measure defined by the National Association of Real Estate Investment Trusts ("NAREIT") and intended for real estate companies. It represents earnings before interest expense, income taxes, depreciation and amortization, gains or losses from sales of depreciable property (including gains or losses on change in control), and impairment charges (recoveries) related to depreciable property. Adjusted EBITDAre is defined as EBITDAre excluding impairments (recoveries) related to non-depreciable assets, transaction-related items, prepayment costs (benefits) associated with early retirement or payment of debt, severance and related charges, litigation costs (recoveries), casualty-related charges (recoveries), stock compensation expense, and foreign currency remeasurement losses (gains). EBITDAre and Adjusted EBITDAre include our pro rata share of our unconsolidated JVs presented on the same basis.

Enterprise Debt*

Consolidated Debt plus our pro rata share of total debt from our unconsolidated JVs. Enterprise Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of total debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Enterprise Gross Assets*

Consolidated Gross Assets plus our pro rata share of total gross assets from our unconsolidated JVs, after adding back accumulated depreciation and amortization. Enterprise Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Glossary

Enterprise Secured Debt*

Consolidated Secured Debt plus our pro rata share of mortgage debt from our unconsolidated JVs. Enterprise Secured Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of Enterprise Secured Debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Entrance Fees

Certain of our communities have residency agreements which require the resident to pay an upfront entrance fee prior to taking occupancy at the community. For net income, NOI, Adjusted NOI, NAREIT FFO, FFO as Adjusted, and AFFO, the non-refundable portion of the entrance fee is recorded as deferred entrance fee revenue and amortized over the estimated stay of the resident based on an actuarial valuation. The refundable portion of a resident's entrance fee is generally refundable within a certain number of months or days following contract termination or upon the sale of the unit. All refundable amounts due to residents at any time in the future are classified as liabilities.

Facility EBITDAR and Facility EBITDARM*

Earnings before interest, taxes, depreciation, amortization and rent (and management fees), as applicable, for a particular facility accruing to the operator/tenant of the property (the Company as lessor), for the trailing 12 months and one quarter in arrears from the date reported. We use Facility EBITDAR or Facility EBITDARM in determining CFC and as a supplemental measure of the ability of the property to generate sufficient liquidity to meet related obligations to us. Facility EBITDAR includes: (i) contractual management fees; (ii) an imputed management fee of 5% of revenues for senior housing facilities and post-acute/skilled facilities, or (iii) an imputed management fee of 2% of revenues for hospitals. All facility financial performance data was derived solely from information provided by operators/tenants without independent verification by us. Facility EBITDAR and Facility EBITDARM are subject to the same limitations and qualifications as EBITDA. In addition, Facility EBITDAR and Facility EBITDARM do not represent a borrower's net income or cash flow from operations and should not be considered alternatives to those indicators. Facility EBITDAR and Facility EBITDARM are not presented for: (i) properties operated under a RIDEA structure; or (ii) newly completed facilities under lease-up, facilities acquired or transitioned to new operators during the relevant trailing 12-month period, vacant facilities, facilities that are held for sale, facilities for which an agreement has been reached to change reporting structure, and facilities for which data is not available or meaningful.

Financial Leverage*

Enterprise Debt divided by Enterprise Gross Assets. Financial Leverage is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Fixed Charges*

Total interest expense plus capitalized interest plus preferred stock dividends (if applicable). Fixed Charges also includes our pro rata share of the interest expense plus capitalized interest plus preferred stock dividends (if applicable) of our unconsolidated JVs. Fixed Charges is a supplemental measure of our interest payments on outstanding debt and dividends to preferred stockholders for purposes of presenting Fixed Charge Coverage and Adjusted Fixed Charge Coverage. Fixed Charges is subject to limitations and qualifications as, among other things, it does not include all contractual obligations.

Funds From Operations ("NAREIT FFO") and FFO as Adjusted*

See the "Funds From Operations" definition included in the accompanying Discussion and Reconciliations of Non-GAAP Financial Measures for information regarding NAREIT FFO and FFO as Adjusted.

Healthcare Affiliated

Represents properties that are on-campus or adjacent to a healthcare system and properties that are leased 1/3 or more to a health system or physician group.

Initial Capital Expenditures ("ICE")

Expenditures required to bring a newly acquired property up to standard. The expenditures are typically identified during underwriting and incurred within the first year of ownership.

Investment and Portfolio Investment*

Represents: (i) the carrying amount of real estate assets and intangibles, after adding back accumulated depreciation and amortization and (ii) the carrying amount of DFLs and Debt Investments. Portfolio Investment also includes our pro rata share of the real estate assets and intangibles held in our unconsolidated JVs, presented on the same basis as Investment, and excludes noncontrolling interests' pro rata share of the real estate assets and intangibles held in our consolidated JVs, presented on the same basis. Investment and Portfolio Investment exclude land held for development.

Metropolitan Statistical Areas ("MSA")

Metropolitan Statistical Areas are geographic entities delineated by the Office of Management and Budget for use by Federal Statistical agencies in collecting, tabulating, and publishing Federal statistics. A metro area contains a core urban area of 50,000 or more population, consists of one or more counties and includes the counties containing the core urban area, as well as any adjacent counties that have a high degree of social and economic integration (as measured by commuting to work) with the urban core.

Net Debt*

Enterprise Debt less the carrying amount of cash and cash equivalents as reported in our consolidated financial statements and our pro rata share of cash and cash equivalents from our unconsolidated JVs. Net Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Glossary

Net Debt to Adjusted EBITDAre*

Net Debt divided by Adjusted EBITDAre is a supplemental measure of our ability to decrease our debt. Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations.

Net Operating Income ("NOI") and Cash (Adjusted) NOI*

NOI is defined as real estate revenues (inclusive of rental and related revenues, resident fees and services, income from direct financing leases, and government grant income and exclusive of interest income), less property level operating expenses (which exclude transition costs); NOI excludes all other financial statement amounts included in net income (loss). Cash (Adjusted) NOI is calculated as NOI after eliminating the effects of straight-line rents, DFL non-cash interest, amortization of market lease intangibles, termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee income and expense. NOI and Cash (Adjusted) NOI include the Company's pro rata share of NOI and Cash (Adjusted) NOI from its unconsolidated JVs and exclude noncontrolling interests' pro rata share of NOI and Cash (Adjusted) NOI from consolidated joint ventures.

Occupancy

For life science facilities and medical office buildings, Occupancy represents the percentage of total rentable square feet leased where rental payments have commenced, including month-to-month leases, as of the end of the period reported. For senior housing triple-net facilities, post-acute/skilled facilities and hospitals, Occupancy represents the facilities' average operating Occupancy for the trailing three-month period ended one quarter in arrears from the date reported. For SHOP properties, Occupancy represents the facilities' average operating Occupancy for the most recent calendar quarter (year-to-date for year-to-date SS) available. The percentages are calculated based on units for senior housing facilities and available beds for post-acute/skilled facilities and hospitals. The percentages shown are weighted to reflect our share and exclude newly completed facilities under lease-up, facilities acquired or transitioned to new operators during the relevant period, vacant facilities, facilities held for sale, facilities for which agreement has been reached to change reporting structure, and facilities for which data is not available or meaningful. All facility financial performance data was derived solely from information provided by operators/tenants/borrowers without independent verification by us.

Portfolio Adjusted NOI

Portfolio Adjusted NOI is Portfolio Cash Real Estate Revenues less Portfolio Cash Operating Expenses.

Portfolio Cash Operating Expenses*

Consolidated cash operating expenses plus the Company's pro rata share of cash operating expenses from its unconsolidated JVs less noncontrolling interests' pro rata share of cash operating expenses from consolidated JVs. Portfolio Cash Operating Expenses represent property level operating expenses (which exclude transition costs) after eliminating the effects of straight-line rents, lease termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee expense.

Portfolio Income*

Cash (Adjusted) NOI plus interest income plus our pro rata share of Cash (Adjusted) NOI from our unconsolidated JVs less noncontrolling interests' pro rata share of Cash (Adjusted) NOI from consolidated JVs.

Portfolio Real Estate Revenues* and Portfolio Cash Real Estate Revenues*

Portfolio Real Estate Revenues include rental related revenues, resident fees and services, income from DFLs, and government grant income which is included in Other income (expense), net in our Consolidated Statement of Operations. Portfolio Real Estate Revenues include the Company's pro rata share from unconsolidated JVs presented on the same basis and exclude noncontrolling interests' pro rata share from consolidated JVs presented on the same basis. Portfolio Cash Real Estate Revenues include Portfolio Real Estate Revenues after eliminating the effects of straight-line rents, DFL non-cash interest, amortization of market lease intangibles, lease termination fees, and the impact of deferred community fee income.

Redevelopment

Properties that incur major capital expenditures to significantly improve, change the use, or reposition the property pursuant to a formal redevelopment plan. Newly completed redevelopments, are considered Stabilized at the earlier of lease-up (typically when the tenant(s) controls the physical use of 80% of the space) or 24 months from the date the property is placed in service.

Retention Rate

The ratio of total renewed square feet to the total square feet expiring and available for lease, excluding the square feet for tenant leases terminated for default or buy-out prior to the expiration of the lease and leases in assets designated as Held for Sale.

REVPOR CCRC*

The 3-month average Cash Real Estate Revenues per occupied unit excluding Cash NREFs for the most recent period available. REVPOR CCRC excludes newly completed assets under lease-up, assets sold, acquired or converted to a new operating structure (such as triple-net to SHOP) during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. REVPOR cannot be derived from the information presented for the CCRC portfolio as units reflect 100% of the unit capacities for unconsolidated JVs and revenue is at the Company's pro rata share.

REVPOR Other*

The 3-month average Cash Real Estate Revenues per occupied unit for the most recent period available. REVPOR Other excludes newly completed assets under lease-up, assets sold, acquired or converted to a new operating structure during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. REVPOR cannot be derived from the information presented for the Other portfolio as units reflect 100% of the unit capacities for unconsolidated JVs and revenue is at the Company's pro rata share.

REVPOR SHOP*

The 3-month average Cash Real Estate Revenues per occupied unit for the most recent period available. REVPOR SHOP excludes newly completed assets under lease-up, assets sold, acquired or converted to a new operating structure (such as triple-net to SHOP) during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. REVPOR cannot be derived from the information presented for the SHOP portfolio as units reflect 100% of the unit capacities for unconsolidated JVs and revenue is at the Company's pro rata share.

Glossary

REVPOR Triple-net

The 3-month average facility revenue per occupied unit, one quarter in arrears from the period presented. Facility revenue consists primarily of resident rents generated at triple-net communities, which are not included in our financial results. Facility revenues are derived solely from information provided by operators/tenants without independent verification by us. REVPOR Triple-net excludes vacant facilities, newly completed assets under lease-up, assets sold, acquired or converted to a new operating structure (such as triple-net to SHOP) during the relevant period, assets that are held for sale, and assets for which agreement has been reached to change reporting structure.

RIDEA

A structure whereby a taxable REIT subsidiary is permitted to rent a healthcare facility from its parent REIT and hire an independent contractor to operate the facility.

Same-Store ("SS")*

Same-Store NOI and Cash (Adjusted) NOI information allows us to evaluate the performance of our property portfolio under a consistent population by eliminating changes in the composition of our consolidated portfolio of properties. Same-Store Adjusted NOI excludes amortization of deferred revenue from tenant-funded improvements and certain non-property specific operating expenses that are allocated to each operating segment on a consolidated basis. Properties are included in Same-Store once they are stabilized for the full period in both comparison periods. Newly acquired operating assets are generally considered stabilized at the earlier of lease-up (typically when the tenant(s) control(s) the physical use of at least 80% of the space) or 12 months from the acquisition date. Newly completed developments and redevelopments are considered stabilized at the earlier of lease-up or 24 months from the date the property is placed in service. Properties that experience a change in reporting structure, such as a conversion from a triple-net lease to a RIDEA reporting structure, are considered stabilized after 12 months in operations under a consistent reporting structure. A property is removed from Same-Store when it is classified as held for sale, sold, placed into redevelopment, experiences a casualty event that significantly impacts operations, a change in reporting structure or operator transition has been agreed to, or a significant tenant relocates from a Same-Store property to a non Same-Store property and that change results in a corresponding increase in revenue. We do not report Same-Store metrics for our other non-reportable segments.

Secured Debt Ratio*

Enterprise Secured Debt divided by Enterprise Gross Assets. Secured Debt Ratio is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Share of Consolidated Joint Ventures

Noncontrolling interests' pro rata share information is prepared by applying noncontrolling interests' actual ownership percentage for the period and is intended to reflect noncontrolling interests' proportionate economic interest in the financial position and operating results of properties in our portfolio.

Share of Unconsolidated Joint Ventures ("JVs")

Our pro rata share information is prepared by applying our actual ownership percentage for the period and is intended to reflect our proportionate economic interest in the financial position and operating results of properties in our portfolio.

Stabilized / Stabilization

Newly acquired operating assets are generally considered Stabilized at the earlier of lease-up (typically when the tenant(s) control(s) the physical use of at least 80% of the space) or 12 months from the acquisition date. Newly completed developments and redevelopments are considered Stabilized at the earlier of lease-up or 24 months from the date the property is placed in service. Properties that experience a change in reporting structure, such as a conversion from a triple-net lease to a RIDEA reporting structure, are considered stabilized after 12 months in operations under a consistent reporting structure.

Total Market Equity

The total number of outstanding shares of our common stock multiplied by the closing price per share of our common stock on the New York Stock Exchange as of period end, plus the total number of convertible partnership units multiplied by the closing price per share of our common stock on the New York Stock Exchange as of period end (adjusted for stock splits).

Units/Square Feet/Beds

Senior housing facilities are measured in available units (e.g., studio, one or two bedroom units). Life science facilities and medical office buildings are measured in square feet, excluding square footage for development or redevelopment properties prior to completion. Post-acute/skilled facilities and hospitals are measured in available beds. Capacities are presented at 100%.

---

*   Non-GAAP Supplemental Measures
Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the Non-GAAP Financial Measures used in this report can be found at
http://ir.healthpeak.com/quarterly-results.

Debt Ratios — Adjusted EBITDAre and Adjusted Fixed Charge Coverage

Dollars in thousands

NET INCOME TO ADJUSTED EBITDAre

	Three Months Ended March 31, 2021
Net income (loss)	$ 149,423
Interest expense[1]	49,519
Income tax expense (benefit)[1]	(813)
Depreciation and amortization[1]	157,538
Other depreciation and amortization	1,092
Loss (gain) on sales of real estate[1]	(259,662)
Loss (gain) upon change of control	(1,042)
Share of unconsolidated JV:	
Interest expense	575
Income tax expense (benefit)	(472)
Depreciation and amortization	4,453
EBITDAre	$ 100,611
Transaction-related items, excluding taxes[2]	4,040
Other impairments (recoveries) and losses (gains)[3]	3,242
Restructuring and severance related charges	2,463
Loss (gain) on debt extinguishments	164,292
Casualty-related charges (recoveries), excluding taxes	859
Amortization of stock-based compensation	4,364
Adjusted EBITDAre	$ 279,871
ADJUSTED FIXED CHARGE COVERAGE	
Interest expense[1]	49,519
Share of unconsolidated JV interest expense	575
Capitalized interest	5,453
Fixed Charges	$ 55,547
Adjusted Fixed Charge Coverage	5.0x

(1) This amount can be reconciled by combining the balances from the corresponding line of the Consolidated Statements of Operations and the detailed financial information in the Discontinued Operations Reconciliation section of this Supplemental Report.
(2) For the three months ended March 31, 2021, includes the termination fee related to the sale of six assets in one of the Company's SHOP sales portfolios, partially offset by the tax benefit recognized related to those expenses.
(3) For the three months ended March 31, 2021, includes reserves for loan losses under the current expected credit losses accounting standard in accordance with Accounting Standards Codification 326, Financial Instruments – Credit Losses ("ASC 326").

Debt Ratios

As of and for the quarter ended March 31, 2021, dollars in thousands

ENTERPRISE DEBT AND NET DEBT

	March 31, 2021
Bank line of credit and commercial paper	$ 1,038,150
Term loan	249,243
Senior unsecured notes	4,255,697
Mortgage debt[1]	498,131
Consolidated Debt	**$ 6,041,221**
Share of unconsolidated JV mortgage debt[2]	59,125
Enterprise Debt	**$ 6,100,346**
Cash and cash equivalents[3]	(74,168)
Share of unconsolidated JV cash and cash equivalents[4]	(11,426)
Net Debt	**$ 6,014,752**

(1) Includes mortgage debt of $278.2 million on assets held for sale.
(2) Includes mortgage debt of $28.5 million on JVs held for sale.
(3) Includes cash and cash equivalents of $40.2 million on assets held for sale.
(4) Includes cash and cash equivalents of $0.5 million on JVs held for sale.
(5) Represents the current quarter Adjusted EBIDTAre multiplied by a factor of four.

FINANCIAL LEVERAGE

	March 31, 2021
Enterprise Debt	$ 6,100,346
Enterprise Gross Assets	18,501,035
Financial Leverage	33.0%

SECURED DEBT RATIO

	March 31, 2021
Mortgage debt[1]	$ 498,131
Share of unconsolidated JV mortgage debt[2]	59,125
Enterprise Secured Debt	**$ 557,256**
Enterprise Gross Assets	18,501,035
Secured Debt Ratio	3.0%

NET DEBT TO ADJUSTED EBITDAre

	Three Months Ended March 31, 2021
Net Debt	$ 6,014,752
Annualized Adjusted EBITDAre	1,119,484 [5]
Net Debt to Adjusted EBITDAre	5.4x

BOARD OF DIRECTORS

BRIAN G. CARTWRIGHT
Chairman of the Board, Healthpeak Properties, Inc.
Former General Counsel,
U.S. Securities and Exchange Commission

THOMAS M. HERZOG
Chief Executive Officer, Healthpeak Properties, Inc.

CHRISTINE N. GARVEY
Former Global Head of Corporate
Real Estate Services, Deutsche Bank AG

R. KENT GRIFFIN, JR.
Managing Director, PHICAS Investors
Former President, BioMed Realty Trust, Inc.

DAVID B. HENRY
Former Vice Chairman and Chief Executive Officer,
Kimco Realty Corporation

LYDIA H. KENNARD
President and Chief Executive Officer,
KDG Construction Consulting

SARA GROOTWASSINK LEWIS
Founder and Chief Executive Officer,
Lewis Corporate Advisors, LLC

KATHERINE M. SANDSTROM
Former Senior Managing Director,
Heitman, LLC

EXECUTIVE MANAGEMENT

THOMAS M. HERZOG
Chief Executive Officer

SCOTT M. BRINKER
President
Chief Investment Officer

THOMAS M. KLARITCH
Executive Vice President
Chief Operating Officer

TROY E. MCHENRY
Executive Vice President
Chief Legal Officer
General Counsel

PETER A. SCOTT
Executive Vice President
Chief Financial Officer

SHAWN G. JOHNSTON
Executive Vice President
Chief Accounting Officer

JEFFREY H. MILLER
Executive Vice President
Development & CCRC

LISA A. ALONSO
Executive Vice President
Chief Human Resources Officer

Forward-Looking Statements & Risk Factors

Statements contained in this supplemental report which are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward- looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. Examples of forward-looking statements include, among other things: (i) statements regarding timing, outcomes and other details relating to current, pending or contemplated acquisitions, dispositions, transitions, developments, redevelopments, joint venture transactions, capital recycling plans, financing activities, or other transactions; (ii) future new supply and demographics; and (iii) the information presented in "2021 Guidance and Additional Items." Pending acquisitions and dispositions, including those subject to binding agreements, remain subject to closing conditions and may not be completed within the anticipated time frames or at all. Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this supplemental report, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. These risks and uncertainties include, but are not limited to: the severity and duration of the COVID-19 pandemic; actions that have been taken and may continue to be taken by governmental authorities to contain the COVID-19 outbreak or to treats its impact; the impact of the COVID-19 pandemic and health and safety measures intended to reduce its spread; our participation in the CARES Act Provider Relief Program and other COVID-19-related stimulus; operational risks associated with third party management contracts, including the additional regulation and liabilities of RIDEA lease structures; the ability of the Company's existing and future tenants, operators and borrowers to conduct their respective businesses in a manner sufficient to maintain or increase their revenues and manage their expenses in order to generate sufficient income to make rent and loan payments to the Company and the Company's ability to recover investments made, if applicable, in their operations; the imposition of laws or regulations prohibiting eviction of our tenants or operators, including new governmental efforts in response to COVID-19; the financial condition of the Company's existing and future tenants, operators and borrowers, including potential bankruptcies and downturns in their businesses, and their legal and regulatory proceedings, which results in uncertainties regarding the Company's ability to continue to realize the full benefit of such tenants' and operators' leases and borrowers' loans; the Company's concentration in the healthcare property sector, particularly in senior housing, life sciences and medical office buildings, which makes its profitability more vulnerable to a downturn in a specific sector than if the Company were investing in multiple industries; the effect on the Company and its tenants and operators of legislation, executive orders and other legal requirements, including compliance with the Americans with Disabilities Act, fire, safety and health regulations, environmental laws, the Affordable Care Act, licensure, certification and inspection requirements, and laws addressing entitlement programs and related services, including Medicare and Medicaid, which may result in future reductions in reimbursements or fines for noncompliance; the Company's ability to identify replacement tenants and operators and the potential renovation costs and regulatory approvals associated therewith; the risks associated with property development and redevelopment, including costs above original estimates, project delays and lower occupancy rates and rents than expected; the potential impact of uninsured or underinsured losses, including as a result of hurricanes, earthquakes and other natural disasters, pandemics such as COVID-19, acts of war and/or terrorism and other events that may cause such losses and/or performance declines by us or our tenants and operators; the risks associated with the Company's investments in joint ventures and unconsolidated entities, including its lack of sole decision making authority and its reliance on its partners' financial condition and continued cooperation; competition for the acquisition and financing of suitable healthcare properties as well as competition for tenants and operators, including with respect to new

Continued


Medical City Dallas
Medical City
Dallas

Medical City Hospital
Dallas, TX

Forward-Looking Statements
& Risk Factors (concluded)



2201 Medical Plaza
Nashville, TN

leases and mortgages and the renewal or rollover of existing leases; the Company's or its counterparties' ability to fulfill obligations, such as financing conditions and/or regulatory approval requirements, required to successfully consummate acquisitions, dispositions, transitions, developments, redevelopments, joint venture transactions or other transactions; the Company's ability to achieve the benefits of acquisitions or other investments within expected time frames or at all, or within expected cost projections; the potential impact on the Company and its tenants, operators and borrowers from current and future litigation matters, including the possibility of larger than expected litigation costs, adverse results and related developments; changes in federal, state or local laws and regulations, including those affecting the healthcare industry that affect the Company's costs of compliance or increase the costs, or otherwise affect the operations, of its tenants and operators; the Company's ability to foreclose on collateral securing its real estate-related loans; volatility or uncertainty in the capital markets, the availability and cost of capital as impacted by interest rates, changes in the Company's credit ratings, and the value of its common stock, and other conditions that may adversely impact the Company's ability to fund its obligations or consummate transactions, or reduce the earnings from potential transactions; changes in global, national and local economic and other conditions, including the ongoing economic downturn, volatility in the financial markets and high unemployment rates; the Company's ability to manage its indebtedness level and changes in the terms of such indebtedness; competition for skilled management and other key personnel; the Company's reliance on information technology systems and the potential impact of system failures, disruptions or breaches; the Company's ability to maintain its qualification as a real estate investment trust; and other risks and uncertainties described from time to time in the Company's Securities and Exchange Commission (SEC) filings. Except as required by law, we do not undertake, and hereby disclaim, any obligation to update any forward-looking statements, which speak only as of the date on which they are made.

The information in this supplemental report should be read in conjunction with the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other information filed with the SEC. The Reporting Definitions (and Reconciliations of Non-GAAP Financial Measures) are an integral part of the information presented herein. You can access these documents on the Company's website, www.healthpeak.com, free of charge, as well as amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained on the Company's website is not incorporated by reference into, and should not be considered a part of, this supplemental report.

In addition, the SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers, including the Company, that file electronically with the SEC at www.sec.gov.

This supplemental report also includes market and industry data that the Company has obtained from market research, publicly available information and industry publications. The accuracy and completeness of such information are not guaranteed. The market and industry data is often based on industry surveys and preparers' experience in the industry. Similarly, although the Company believes that the surveys and market research that others have performed are reliable, it has not independently verified this information.

For more information, contact Andrew Johns, Vice President - Corporate Finance and Investor Relations, at (720) 428-5050.

Corporate HQ, Denver, CO

5050 South Syracuse Street, Suite 800
Denver, CO 80237
(720) 428 - 5050

Irvine, CA

1920 Main Street, Suite 1200
Irvine, CA 92614

Nashville, TN

3000 Meridian Boulevard, Suite 200
Franklin, TN 37067

Healthpeak® PROPERTIES

healthpeak.com